FILE No. 823437



CORFICOLOMBIANA S.A.

Nit 890.300.653-6



RECEIVED
2006 JAN 24 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, January 12, 2006



06010411

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the communication dated December 29, 2005 sent to the **Superintendencia de Valores** informing about the change of Legal Representatives.

2. Spanish and English version of the communication dated December 30, 2005 directed to the **Superintendencia de Valores** informing into the improvement of the merging between Corfivalle and Corficolombiana.

3. Spanish and English version of the communication dated December 30, 2005 directed to the **Superintendencia de Valores** informing into the improvement of the merging between Corfivalle and Corficolombiana.

4. Spanish and English version of the communication dated January 6, 2006 directed to the **Superintendencia Financiera de Colombia** informing about the subscribed and paid-in capital increase.

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

5. Spanish and English version of the through Public Deed 12364, dated December 30, 2005, the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

6. Spanish and English version of the certificate of the Chamber of Commerce of Bogota in which I become serious the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

7. Press release in newspapers **La Republica** and **El Tiempo** dated January 3 and 12, 2005 announcing the merging.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Harold Abadía Campo
Vicepresident

FILE No. 823437



CORFICOLOMBIANA S.A.

Nit 890.300.653-6



CORFIVALLE

Cali, January 12, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the communication dated December 29, 2005 sent to the **Superintendencia de Valores** informing about the change of Legal Representatives.

2. Spanish and English version of the communication dated December 30, 2005 directed to the **Superintendencia de Valores** informing into the improvement of the merging between Corfivalle and Corficolombiana.

3. Spanish and English version of the communication dated December 30, 2005 directed to the **Superintendencia de Valores** informing into the improvement of the merging between Corfivalle and Corficolombiana.

4. Spanish and English version of the communication dated January 6, 2006 directed to the **Superintendencia Financiera de Colombia** informing about the subscribed and paid-in capital increase.

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com


CORFIVALLE
Una marca Corficolombiana

5. Spanish and English version of the through Public Deed 12364, dated December 30, 2005, the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

6. Spanish and English version of the certificate of the Chamber of Commerce of Bogota in which I become serious the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

7. Press release in newspapers **La Republica** and **El Tiempo** dated January 3 and 12, 2005 announcing the merging.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Harold Abadía Campo
Vicepresident

RIDER 7

Press release in newspapers **La Republica** and **El Tiempo** dated January 3 and 12, 2005 announcing the merging.

MERGING ANNOUNCEMENT

CORPORACION FINANCIERA COLOMBIANA S.A.
(former CORPORACION FINANCIERA DEL VALLE.S.A)
Nit 890.300.653-6

Is hereby announcing

Corporación Financiera Colombiana S.A. is hereby publicly announcing, through its President, under the terms of paragraph 6, article 71 of the Financial System Organic By-Laws, that through public deed 12364, dated December 30, 200, Notary´s Office 18, of Bogota D.C., recorded on the same date with the Chamber of Commerce of Bogota and Cali, pursuant to paragraph 1, article 60 of the E.O.S:F, the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

This way, and for all the legal effects, the merging date shall be the same date of recording the merging public deed at the mercantile register of the Chamber of Commerce, that is, December 30, 2005. As of this date, Corporacion Financiera del Valle S.A. as the absorbing entity acquires in full right all the goods, rights and obligations of Corporacion Financiera Colombiana S.A.

In addition, the same public deed No, 12364 states the modification of the name of Corporacion Financiera del Valle S.A. with Corporacion Financiera Colombia S.A., being able to use the abbreviated names, "Corficolombiana S.A." or "COrficol S.A.", and the moving of its head office to Bogota D.C.

PEDRO NEL OSPINA SANTA MARIA
President


CORFICOLOMBIANA S.A.

RECEIVED

2006 JAN 24 P 1:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 1

Spanish and English version of the communication dated December 29, 2005 sent to the **Superintendencia de Valores** informing about the change of Legal Representatives.



Información eventual

Su trámite ha sido radicado con el número: **I2005120415**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
29/12/2005	17:31:09	I2005120415	CARTAS.pdf

Ingresar otro | Imprimir | Salir



superval@supervalores.gov.co
Ultima actualización 14 de febrero de 2005

FILE No. 823437

Changing of Legal Representatives.

Superintendencia accepted Mr. Pedro Nel Ospina Santamaría, as new President of the corporation as of December 31, 2005. Also, Mr. Fernan Ignacio Bejarano and Jose Alberto Santana were accepted as legal representatives.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

FILE No. 823437

Información eventual

Nombre de entidad: **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema: **Cambio de Representantes Legales**

Fecha de recepción : 29/12/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

La Superintendencia aceptó como Presidente de la Corporación al Doctor Pedro Nel Ospina Santamaría a partir del 31 de diciembre de 2005. También aceptó a Fernán Ignacio Bejarano y José Alberto Santana como Representantes Legales.



Anexo : [Examinar...]

* Campos Obligatorios

[Aceptar] [Borrar] [Volver] [Salir]



superval@supervalores.gov.co
Última actualización : 15 de febrero de 2005

Bogota, Diciembre 29, 2005

Doctor
Pedro Nel Ospina Santamaría
2-6 Corporación Financiera Colombiana
Carrera 13 # 26 - 45 Piso 8
Bogotá, D.C.

Ref. : 2005061427 – 0
180
39

In order to respond to the above referred communication, pursuant to article 326, paragraph 2, setter g), of the Financial System Organic By-Laws, modified with article 75, Law 795 dated January 14, 2003, the Possession Committee of this entity on its December 22, 2005 common meeting agreed on his appointment as new President of Corporación Financiera del Valle S.A. as of December 31, 2005.

Pursuant to article 28, Decree 2150, 1995, this authorization shall be sufficient to accomplish the possession proceeding and the taking of oct, as of December 31, 2005.

Sincerely,

Maria Carolina Riascos Afanador
Secretaria Comité de Posesiones

4002
Copia: 7000

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

FILE No. 823437



SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Nro. Rad. : 2005061427-3 Fecha : 28/12/2005 05:09 pm
Tramite : 180-DIRECTIVOS/REVISORES FISCA 162
Actividad : 39-RESPUESTA FINAL 2-6
Dep.Remite: 4002-GRU. REGISTRO 2812
Anexos : S

1000
05 DIC 28 PM 5:50

Doctor
Pedro Nel Ospina Santamaría
2-6 Corporación Financiera Colombiana
Carrera 13 # 26 – 45 Piso 8
Bogotá, D.C.

Referencia: 2005061427 - 0
180 Directivos
39 Respuesta final
Con anexos

112451

Apreciado doctor Ospina:

Con el propósito de dar respuesta a la comunicación de la referencia, comedidamente me permito informarle que de acuerdo con lo dispuesto en el artículo 326, numeral 2, literal g) del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 75 de la Ley 795 del 14 de enero de 2003, el Comité de Posesiones de esta entidad en sesión ordinaria celebrada el 22 de diciembre de 2005 encontró procedente que se desempeñe como Presidente de la Corporación Financiera del Valle S.A. a partir del 31 de diciembre de 2005.

De conformidad con lo previsto en el artículo 28 del Decreto 2150 de 1995, con la presente autorización se entiende surtida la diligencia de posesión y prestado el juramento respectivo a partir del 31 de diciembre de 2005.

Cordialmente,



María Carolina Riascos Afanador
Secretaria Comité de Posesiones

4002
Copia: 7000

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Nro. Rad. : 2005061428-3 Fecha : 28/12/2005 05:08 pm
Tramite : 180-DIRECTIVOS/REVISORES FISCA 161
Actividad : 39-RESPUESTA FINAL 2-6
Dep.Remite: 4002-GRU. REGISTRO 2812
Anexos : S

1000

'05 DIC 29 AM :49

Doctor
Fernán Ignacio Bejarano Arias
2-6 Corporación Financiera Colombiana
Carrera 13 # 26 – 45 Piso 8
Bogotá, D.C.

Referencia: 2005061428 - 0
180 Directivos
39 Respuesta final
Con anexos

Apreciado doctor Bejarano:

Con el propósito de dar respuesta a la comunicación de la referencia, comedidamente me permito informarle que de acuerdo con lo dispuesto en el artículo 326, numeral 2, literal g) del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 75 de la Ley 795 del 14 de enero de 2003, el Comité de Posesiones de esta entidad en sesión ordinaria celebrada el 22 de diciembre de 2005 encontró procedente que se desempeñe como Representante Legal de la Corporación Financiera del Valle S.A. a partir del 31 de diciembre de 2005.

De conformidad con lo previsto en el artículo 28 del Decreto 2150 de 1995, con la presente autorización se entiende surtida la diligencia de posesión y prestado el juramento respectivo a partir del 31 de diciembre de 2005.

Cordialmente,



María Carolina Riascos Afanador
Secretaria Comité de Posesiones

4002
Copia: Dr. Pedro Nel Ospina Santamaría, Presidente
7000

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Nro. Rad. : 2005061426-3 Fecha : 28/12/2005 05:06 pm
Tramite : 180-DIRECTIVOS/REVISORES FISCA 160
Actividad : 39-RESPUESTA FINAL 2-6
Dep.Remite: 4002-GRU. REGISTRO 2812
Anexos : S

1000
05 DIC 29 AM 8:49

Doctor
José Alberto Santana Martínez
2-6 Corporación Financiera Colombiana
Carrera 13 # 26 – 45 Piso 8
Bogotá, D.C.

Referencia: 2005061426 - 0
180 Directivos
39 Respuesta final
Con anexos

Apreciado doctor Santana:

Con el propósito de dar respuesta a la comunicación de la referencia, comedidamente me permito informarle que de acuerdo con lo dispuesto en el artículo 326, numeral 2, literal g) del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 75 de la Ley 795 del 14 de enero de 2003, el Comité de Posesiones de esta entidad en sesión ordinaria celebrada el 22 de diciembre de 2005 encontró procedente que se desempeñe como Representante Legal de la Corporación Financiera del Valle S.A. a partir del 31 de diciembre de 2005.

De conformidad con lo previsto en el artículo 28 del Decreto 2150 de 1995, con la presente autorización se entiende surtida la diligencia de posesión y prestado el juramento respectivo a partir del 31 de diciembre de 2005.

Cordialmente,

Original Firmado por
MARIA CAROLINA RIASCOS AFANADOR

María Carolina Riascos Afanador
Secretaria Comité de Posesiones

4002
Copia: Dr. Pedro Nel Ospina Santamaria, Presidente
7000

FILE No. 823437

RECEIVED

2006 JAN 24 P 1:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 2

Spanish and English version of the communication dated December 30, 2005 directed to the **Superintendencia de Valores** informing into the improvement of the merging between Corfivalle and Corficolombiana.

Trámites y Atención al usuario

Información eventual

Su trámite ha sido radicado con el número: **I2005120419**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
30/12/2005	14:50:16	I2005120419	RegistroCamara.doc

Ingresar otro | Imprimir | Salir

Última actualización : 19 de diciembre de 2005

FILE No. 823437

Corfivalle is hereby notifying that today, December 30, 2005, the merging between CORFIVALLE (the absorbing entity) and CORFICOLOMBIANA (the absorbed entity) was formalized, through Public Deed No, 12364, Notary's Office 18 of Bogota.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

FILE No. 823437

Trámites y Atención al usuario

Información eventual

Nombre de entidad	**CORPORACION FINANCIERA DEL VALLE S.A.**
Tema	**Fusión**
Fecha de recepción :	30/12/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

CORFIVALLE informa que hoy 30 de diciembre de 2005 se perfeccionó la fusión entre CORFIVALLE (Absorbente) y CORFICOLOMBIANA (Absorbida), mediante la Escritura Pública No. 12364 de la Notaría 18 de Bogotá.



Anexo : | Examinar...

* Campos Obligatorios

Aceptar | Borrar | Volver | Salir

Última actualización : 06 de diciembre de 2005

Bogota D.C. December 30, 2005.

Corfivalle is hereby notifying that today, December 30, 2005, the merging between CORPORACION FINANCIERA DEL VALLE S.A. ((the absorbing entity) and CORPORACION FINANCIERA COLOMBIANA S.A. (the absorbed entity) was formalized, through Public Deed No, 12364, Notary's Office 18 of Bogota.

By virtue of this merging, CORPORACION FINANCIERA DEL VALLE S.A., the absorbing entity, purchased all the goods, rights and obligations of CORPORACION FINANCIERA COLOMBIANA S.A. an entity that was dissolved without liquidation.

CORPORACION FINANCIERA requested to record the merging Public Deed on December 30, 2005, with the mercantile register at the Chamber of Commerce of Cali and Bogota.

The CORPORACION FINANCIERA DEL VALLE's by-laws were modified on this same deed No. 12364 of Notary's Office 18 of Bogota, as follows:

- Article 1 of the by-laws was modified, by changing the name of CORPORACION FINANCIERA DEL VALLE S.A. with CORPORACION FINANCIERA COLOMBIANA S.A., being allowed to use the following abbreviations: CORFICOL S.A. or CORFICOLOMBIANA S.A.

- Article 1 of the by-laws was modified, whereby the head office is moved from Cali to Bogota.

- Article 6 of the by-laws was modified, increasing the authorized capital from Col.Ps 1,000,000,000 to Col.Ps 1,600,000,000.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Bogotá D.C., 30 de diciembre de 2005

El día de hoy se perfeccionó la fusión de la CORPORACION FINANCIERA DEL VALLE S.A. (absorbente) y la CORPORACION FINANCIERA COLOMBIANA S.A. (absorbida), mediante la Escritura Pública No.12364 de la Notaría 18 de Bogotá.

En virtud de la fusión, la CORPORACION FINANCIERA DEL VALLE S.A. entidad absorbente, adquirió la totalidad de los bienes, derechos y obligaciones de la CORPORACION FINANCIERA COLOMBIANA S.A., entidad que se disolvió sin liquidarse.

La CORPORACION FINANCIERA DEL VALLE S.A. solicitó la inscripción de la Escritura Pública de fusión el día 30 de diciembre de 2005 en el registro mercantil de las Cámaras de Comercio de Cali y Bogotá.

En esa misma escritura 12.364 de la Notaría 18 de Bogotá, se reformaron los estatutos sociales de la CORPORACION FINANCIERA DEL VALLE S.A., en los siguientes aspectos:

- Se modificó el artículo 1° de los estatutos sociales, cambiando el nombre de CORPORACION FINANCIERA DEL VALLE S.A. por el de CORPORACIÓN FINANCIERA COLOMBIANA S.A., pudiendo usar las siglas CORFICOL S.A. o CORFICOLOMBIANA S.A.

- Se modificó el artículo 1° de los estatutos sociales, trasladando el domicilio principal de la sociedad de la ciudad de Cali a la ciudad de Bogotá.

- Se modificó el artículo 6° de los estatutos sociales, aumentando el capital autorizado de $1.000.000.000 a $1.600.000.000.

RECEIVED
2006 JAN 24 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 3

Spanish and English version of the communication dated December 30, 2005 directed to the **Superintendencia de Valores** informing into the improvement of the merging between Corfivalle and Corficolombiana.

FILE No. 823437

On December 30, 2005, the merging between CORFIVALLE S.A. and CORFICOLOMBIANA S.A. was formalized, through public deed No. 12364 from Notary´s Office 18 of Bogota.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Información Eventual

...ticias de los emisores que interesan a todos los inversionistas.

- Consulta todas las entidades.
- Consulta por entidad.
- Normas relacionadas.

Información reportada los días: 02/01/2006 y 31/12/2005

Registros encontrados: 5

Fecha	Hora	Entidad	Tema	Resumen	Anexo
02/01/2006	14:53:28	CORPORACION FINANCIERA DEL VALLE S.A.	Fusión	El 30 de diciembre de 2005 se perfeccionó la fusión entre CORFIVALLE S.A. y CORFICOLOMBIANA S.A., mediante la escritura pública No 12.364 de la Notaría 18 de Bogotá.	[illegible]

Bogota D.C. January 2, 2006.

Pursuant to the Superintendencia de Valores´ instructions, through communications 2005110-83 and 200511-799 dated October 12 and November 18, 2005, respectively, we are hereby notifying the market that on December 30, 2005: (i) the merging between CORPORACION FINANCIERA DEL VALLE S.A. (the absorbing entity) and CORPORACION FINANCIERA COLOMBIANA S.A. (the absorbed entity) was formalized through public deed No, 12364, Notary´s office 18 of Bogota, and (ii) the said public deed was recorded with the mercantile register of Cali and Bogota.

The entity resulting from the merging is named CORPORACION FINANCIERA COLOMBIANA S.A.

The CORPORACION FINANCIERA DEL VALLE´s by-laws were modified on this same deed No. 12364 of Notary´s Office 18 of Bogota, as follows:

- Article 1 of the by-laws was modified, by changing the name of CORPORACION FINANCIERA DEL VALLE S.A. with CORPORACION FINANCIERA COLOMBIANA S.A., being allowed to use the following abbreviations: CORFICOL S.A. or CORFICOLOMBIANA S.A.

- Article 1 of the by-laws was modified, whereby the head office is moved from Cali to Bogota.

- Article 6 of the by-laws was modified, increasing the authorized capital from Col.Ps 1,000,000,000 to Col.Ps 1,600,000,000.

By virtue of this merging, the absorbing entity, purchased all the goods, rights and obligations of the absorbed entity, which was dissolved without liquidation.

The estimated figures after the merging (pursuant to balance as of November 30, 2005 of the merging companies), of the assets, liabilities, and equity, stated in million of Colombian pesos, as well as the number of outstanding shares are the following:

GROSS ACCOUNTS RECEIVABLE	Col.Ps 1,958,390.7
ASSETS	Col.Ps 4,817,371.5
DEPOSITS	Col.Ps 2,214,518.9
LIABILITIES	Col. Ps 3,314,589.1
EQUITY	Col.Ps 1,502,782.4

NUMBER OF SHARES AND INTRINSIC VALUE

Total number of shares 146,299,761 shares
(payment of fractions in cash is not considered)

Share intrinsic value Col.Ps 10,271.94 (in Colombian pesos)

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Bogotá D.C., 2 de enero de 2006

En cumplimiento a las instrucciones impartidas por la Superintendencia de Valores (hoy Superintendencia Financiera) mediante comunicaciones 2005110-83 y 200511-799 del día 12 de octubre y 18 de noviembre de 2005 respectivamente, informamos al mercado que el día 30 de diciembre de 2005: (i) se perfeccionó la fusión de la CORPORACION FINANCIERA DEL VALLE S.A. (absorbente) y la CORPORACION FINANCIERA COLOMBIANA S.A. (absorbida), mediante la escritura pública No.12364 de la Notaría 18 de Bogotá. y (ii) se inscribió en el registro mercantil de las ciudades de Cali y Bogotá la citada escritura 12364.

La entidad resultante de la fusión adoptó el nombre CORPORACION FINANCIERA COLOMBIANA S.A.

En esa misma Escritura 12.364 de la Notaría 18 de Bogotá, se reformaron los estatutos sociales de la absorbente en los siguientes aspectos:

- Se modificó el artículo 1° de los estatutos sociales, cambiando el nombre de CORPORACION FINANCIERA DEL VALLE S.A. por el de CORPORACIÓN FINANCIERA COLOMBIANA S.A., pudiendo usar las siglas CORFICOL S.A. o CORFICOLOMBIANA S.A.
- Se modificó el artículo 1° de los estatutos sociales, trasladando el domicilio principal de la sociedad de la ciudad de Cali a la ciudad de Bogotá.
- Se modificó el artículo 6° de los estatutos sociales, aumentando el capital autorizado de $1.000.000.000 a $1.600.000.000.

En virtud de la fusión, la entidad absorbente, adquirió la totalidad de los bienes, derechos y obligaciones de la absorbida, entidad que se disolvió sin liquidarse.

Las cifras estimadas luego de la fusión (según balance a 30 de noviembre de 2005 de las corporaciones fusionadas), de los activos, pasivos y patrimonio, expresados en millones de pesos, así como el nuevo número de las acciones en circulación son los siguientes:

CARTERA BRUTA	$1.958.390.7
ACTIVOS	$4.817.371.5
DEPÓSITOS	$2.214.518.9
PASIVOS	$3.314.589.1
PATRIMONIO	$1.502.782.4

NÚMERO DE ACCIONES Y VALOR INTRÍNSECO

Número total de acciones (sin considerar pago de fracciones en efectivo)	146.299.761 acciones
Valor intrínseco de las acciones	$10.271.94 (en pesos)

RIDER 4

Spanish and English version of the communication dated January 6, 2006 directed to the **Superintendencia Financiera de Colombia** informing about the subscribed and paid-in capital increase.

Subscribed and paid-in capital increase. As a result of the merging between Corfivalle S.a. (the absorbing entity) and Corficolombiana S.A. (the absorbed entity), 60,275,414 shares were issued for the shareholders of the absorbed entity.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Emisores

Información eventual

CORPORACION FINANCIERA DEL VALLE S.A. : Información reportada del 06/01/2006 al 06/01/2005

Registros encontrados: 35

Fecha	Hora	Tema	Resumen	Anexo
06/01/2006	16:02:00	Aumento del Capital Suscrito y Pagado	Se informa que como resultado de la fusión entre Corfivalle S.A.(absorbente) y Corficolombiana S.A. (absorbida), se emitieron 60.275.414 acciones con destino a los accionistas de la sociedad absorbida.	Ver anexo

FILE No. 823437

EVENTUAL INFORMATION

Pursuant to paragraph 5, article 50 of the Financial System Organic Bt-Laws, I am hereby advising that upon completing the share exchange as a result of the merging between Corfivalle S.A. (the absorbing entity) and Corficolombiana S.A. (the absorbed) entity, 60,275,414 shares were issued for the shareholders of the absorbed entity; therefore the equity of the absorbing entity is as follows:

Authorized capital:	$1.600.000.000,00
Subscribed and paid-in capital:	$1.462-997.610,00

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

INFORMACIÓN EVENTUAL

De conformidad con el numeral 5 del artículo 60 del Estatuto Orgánico del Sistema Financiero, me permito comunicarle que una vez realizado el intercambio de acciones como resultado de la fusión entre Corfivalle S.A. (absorbente) y Corficolombiana S.A. (absorbida), se emitieron 60.275.414 acciones con destino a los accionistas de la sociedad absorbida, en consecuencia el capital de la entidad absorbente es el siguiente:

Capital autorizado:	$1.600.000.000,00
Capital suscrito y pagado:	$1.462.997.610,00

RIDER 5

Spanish and English version of the through Public Deed 12364, dated December 30, 2005, the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

FILE No. 823437

RECEIVED

2006 JAN 24 P 1:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 6

Spanish and English version of the certificate of the Chamber of Commerce of Bogota in which I become serious the merging between Corporacion Financiera Colombiana S.A. and Corporacion Financiera del Valle S.A. took place.

CHAMBER OF COMMERCE OF BOGOTA
SALITRE OFFICE

DECEMBER 30, 2005 TIME: 17:31:29

03C74123008705EXY1230

Certificate of existence and legal representation or recording of documents.

The Chamber of Commerce of Bogota, based on the inscriptions of the mercantile register,

Certifies that:

Name: CORPORACION FINANCIERA COLOMBIANA, being able to use the abbreviations, CORFICOLOMBIANA S.A. OR CORFICOL S.A.
Other: 145423
Head Office: Bogota D.C.

Certifies that:

Through public deed No. 0012364. Notary's Office 18 of Bogota, dated December 30, 1005, recorded on December 30, 2005 under Number 01031063, Book IX, the company changed its name: CORPORACION FINANCIERA DEL VALLE S.A. to CORPORACION FINANCIERA COLOMBIANA S.A., being able to use the abbreviated names, CORFICOLOMBIANA S.A. or COFICOL S.A.

Certifiesthat:

Through public deed No. 12364, Notary's Office 18 of Bogota, dated December 30, 2005, recorded on December 30, 2005 under Number 1031063, Book IX, the above mentioned company moved its head office from Cali to Bogota D.C.

Certifies that:

Through public deed No. 12364, Notary's office 18 of Bogota D.C., dated December 30, 3005, recorded on December 30, 2005, under Number 1031063, Book IX, by virtue of the merging, the company CORPORACION FINANCIERA DEL VALLE S.A. (the absorbing entity) absorbs the company CORPORACION FINANCIERA COLOMBIANA SA. (the absorbed entity), which is dissolved without liquidation.

Certify that:

Modifications:

Deed	Date	Notary's Office	City	Recording	Date
0001539	1963/03/05	00001	Cali	01031075	2005/12/30
0002394	1965/05/29	00001	Cali	01031076	2005/12/30

0002478	1969/06/20	00001	Cali	01031078	2005/12/30
0001562	1970/04/29	00001	Cali	01031079	2205/12/30
0002096	1970/06/03	00001	Cali	01031081	2005/12/30
0001956	1971/05/19	00001	Cali	01031086	2005/12/30
0001407	1973/05/10	0001	Cali	01031092	2005/12/30
0001533	1976/06/15	0001	Cali	01031094	2005/12/30
0002770	1980/09/30	0001	Cali	01031097	2005/12/30
0002071	1984/08/15	0001	cali	01031099	2005/12/30
0001665	1986/06/11	0001	Cali	01031100	2005/12/30
0001787	1991/06/11	0001	Cali	01031101	2005/12/30
0001365	1992/05/07	0001	Cali	01031102	2005/12/30
0003154	1992/10/13	0001	Cali	01031104	2005/12/30
0001287	1994/04/22	0001	Cali	01031106	2005/12/30
0003339	1996/11/29	0001	Cali	01031107	2005/12/30
0000836	1998/03/20	001	Cali	01031108	2005/12/30
0000973	2001/03/27	0001	Cali	01031109	2005/12/30
0003143	2001/09/26	0001	Cali	01031110	2005/12/30
0002706	2003/07/03	0001	Cali	01031113	2005/12/30
0012364	2005/12/30	0018	Bogota D.C.	01031063	2005/12/30

Certifies that:

Business Purpose: The corporation´s business purpose is to carry out all the acts and agreements authorized to this type of loan institution, under Decree 1730. 1991, Law 45, 1990 or any other special provision or regulation that may substitute, modify or be added to it. In performing its business purpose the corporation may carry out all the acts and agreements that may be necessary to obtain its goals, such us encouraging saving and private investment, develop capital markets, promote organization and reorganization of manufacturing, agricultural, mining, tourism companies and other industries to which the extension of its services is authorized; to grant loans to such companies, subscribe and maintain the shares on such companies, as well as encouraging third party´s participation on their shares. This statement of possibilities shall be understood merely as an example, as the extension of the activities shall be subject to the applicable law and regulations. It may also have a share on the equity of financial service, technical and management companies, under the terms of law 45, 1990 or subsequent regulations. The corporation may not purchase or possess real estate, however for the operation of its own offices and by virtue of the authorization granted by the Bank Superintendent, it may accept real estate as payment of obligations and put them on public auction by reason of mortgages on its favor, and subsequently sell them within the terms indicated by the Bank Superintendent, pursuant to the legal norms. In addition, the corporation shall be subject to the restrictions contained in the regulations that govern its operation.

Certifies that:

Equity:

Authorized capital

Value: Col.Ps 1,600,000,000.oo

Number of shares: 160,000,000.oo

Par value: Col.Ps 10.oo

Subscribed capital

Value: Col.Ps 860,243,470.oo
Number of shares: 86,024,347.oo
Par value: Col.Ps 10.oo

Paid-in capital

Value: Col.Ps 860,243,470.oo
Number of shares: 86,024,347.oo
Par value: Col.Ps 10.oo

Certifies that:

BOARD OF DIRECTORS: PRINCIPAL MEMBERS

That through Minute No. 0000057 from the Shareholders' Assembly Meeting held on March 5, 2004, recorded on December 30, 2005, under number 01031114, Book IX, the following individuals were appointed:

NAME	IDENTIFICATION
First Line	
Rincon Gomez Jose Hernan	C.C. 00002905343
Second line	
Otero Alvarez Efrain	C.C. 00014961168
Third line	
Paz Bautista Carlos Arcesio	C.C 00014962772
Fourth line	
Scarpetta Gnecco Mario	C.C 00016622150
Fifth line	
Mejia Cabal Ivan Felipe	C.C. 00017185193
Sixth line	
Pizarro Mondragon Roberto	C.C. 00019125790
Seventh line	
Arguello Andrade Ignacio Jose	C.C. 00019203951
Eighth line	
Madriñán de la Torre Santiago	C.C. 00002904071
Nineth line	
Herrera Barona Jorge	C.C. 00000010719

BOARD OF DIRECTORS: ALTERNATES

That through Minute No. 0000057 of the Shareholders Assembly meeting dated March 5th, 2004, recorded on December 30, 2005, under Number 01031114, Book IX, the following persons were appointed:

NAME	IDENTIFICATION
First Line	
Figueroa Jaramillo Alejandro Augusto	C.C. 00008228877
Second line	

Not held Not accepted	**************
Third line	
Santander Palacios Jose Carlos	C.C. 00017148251
Fourth line	
Scarpetta Gnecco Lilly	C.C. 00031239052
Fifth line	
Scarpetta Gnecco Consuelo	C.C. 00022393561
Sixth line	
Gonzalez Arboleda Carlos Alberto	C.C. 00010097648
Seventh line	
Not held Not accepted	*****************
Eighth Line	
Martinez Carreño Augusto	C.C. 00005556366
Ninth line	
Correa Holguin Alvaro	C.C. 00002528039

CERTIFIES:

Powers of the Legal Representative: The Corporation´s President or whoever replaces him, has the following functions: A. Judicially or extrajudicially represent the corporation and use the corporate signature. B. Call the Shareholders´ General Assembly and the Board of Directors to extraordinary meetings when deemed convenient. C. Submit to the Shareholders´ General Assembly at its common meeting a report on the general business operation, any modification introduced and whatever deemed convenient to accomplish in his working methods and about business perspectives. D. Submit jointly with the board of directors, the accounts, inventories, general balance, with a profit distribution project or a payment of liquid losses project, and the report of the previous paragraph. E. Maintain the board of directors informed on a permanent and detailed basis on the business operation and provide them with all the requested information and reports. F. Grant any necessary power for the immediate defense of the corporation´s interests when a suit is filed against it, and advise the board of directors so it can make a final decision about appointing an attorney and his powers. G. Perform and make others perform the decisions from the Shareholders´ General Assembly, the Board of Directors and the committees established, and make sure the employees and other officials of the corporation timely perform their duties. H. Make all the agreements and perform all the acts intended to meet the corporate purpose; therefore, he may transfer under any title the assets; real estate and pledge them or put them under mortgage; appear at trials, transact and compromise the businesses whatsoever; waive and file any resource; receive any type of money as loan, make bank deposits; grant, write, endorse and discount promissory notes, checks, drafts, bills of exchange and other securities, as well as holding, cash, pay, discharge them, etc; lend money, and in general, represent the company as necessary in order to carry out its corporate purpose, within the powers he has been conferred by the Board of Directors; I. Organize, pursuant to the regulation dictated by the Board, all the matters related to employee compensations, retirement, benefits. J. Appoint the employees that he may consider necessary for the proper development of the operation of the

company and whose appointment is not delegated hereby to the Shareholders´ General Assembly or the Board of Directors; indicate them their functions and assignments; K. Exercise all the functions delegated by the Board of Directors , the ones conferred by the laws and these by-laws, and those related to the character of his position; and L. Delegate with previous authorization of the Board of directors one or some of his delegable attributions onto one or several officials or employees of the corporation, either transitorily or temporarily. M. Submit to the Board of directors and watch over for the compliance of, specific measures related to the governance of the company, its behavior and information, in order to assure respect for the rights of its investors or any other security issued, the appropriate management of its businesses and public knowledge of the operation. N. Make sure the shareholders and other investors´ rights are respected, pursuant to the provisions of the market controlling bodies. O. Provide timely, complete and true information about its financial statements and about its business and managerial behavior, with no prejudice of provision of article 23 and 48, law 222, 1995. P. Compile on a good government code to be submitted to the board of directors for approval, all the regulations and mechanisms required by the law, the regulations, the shareholders´ general assembly, the by-laws and in general, all the best corporate good government practices. This code shall be permanently maintained at the corporation´s offices and be all the time available to the shareholders and investors.

Certifies:
Statutory Auditor

That through minute No. 057 of the Shareholders´ General Assembly, dated march 3, 2004, recorded on December 30, 2005 under Number 01031205, Book IX, the following individuals were appointed:

NAME	IDENTIFICATION
Auditing Firm Deloitte & Touche Ltda	NIT 08600058134

Certifies that:

The certified acts that were recorded before December 30, 2005, were recorded with another Chamber of Commerce. The above is in agreement with provisions of paragraph 1.7.1 of the singular circular letter of Superintendencia de Industria y Comercio.

Certifies that:

Address for legal notice: Cr. 13 No.24 65 P 8
City: Bogota D.C.
Commercial Address: Cr 13 No.24 65 P 8
City: Bogota D.C.
e-mail: fernan.bejarano@corficolombiana.com.co

Certifies that:

Pursuant to provisions of law 962, 2005, the acts hereby recorded shall become in force five (5) days after its recording date, as long as they are not subject to any governmental resource.

The Secretary of the Chamber of Commerce

Value: Col.Ps 2,700.oo

Pursuant to Decree 2150, 1995, and the authorization issued by Superintendencia de Industria y Comercio, through communication letter dated November 18, 1996, the signature below is fully valid for all legal effects.



CAMARA DE COMERCIO DE BOGOTA

SEDE SALITRE

30 DE DICIEMBRE DE 2005 HORA 17:31:29

03C74123008705EXY1230 HOJA : 001

* *

CERTIFICADO DE EXISTENCIA Y REPRESENTACION LEGAL O INSCRIPCION DE DOCUMENTOS.

LA CAMARA DE COMERCIO DE BOGOTA, CON FUNDAMENTO EN LAS MATRICULAS E INSCRIPCIONES DEL REGISTRO MERCANTIL,

CERTIFICA :

NOMBRE : CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A

OTRO : 145423

DOMICILIO : BOGOTA D.C.

CERTIFICA :

MATRICULA NO. 01554626

CERTIFICA :

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 0012364 DE NOTARIA 18 DE BOGOTA D.C. DEL 30 DE DICIEMBRE DE 2005 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031063 DEL LIBRO IX, LA SOCIEDAD CAMBIO SU NOMBRE DE : CORPORACION FINANCIERA DEL VALLE S A POR EL DE : CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 12364 DE LA NOTARIA 18 DE BOGOTA D.C., DEL 30 DE DICIEMBRE DE 2005, INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 1031063 DEL LIBRO IX, LA SOCIEDAD DE LA REFERENCIA TRASLADO SU DOMICILIO DE LA CIUDAD DE: CALI A LA CIUDAD DE: BOGOTA D.C.

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 12364 DE LA NOTARIA 18 DE BOGOTA D.C., DEL 30 DE DICIEMBRE DE 2005, INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 1031063 DEL LIBRO IX, EN VIRTUD DE LA FUSION LA SOCIEDAD CORPORACION FINANCIERA DEL VALLE S A (ABSORBENTE) ABSORBE A LA SOCIEDAD CORPORACION FINANCIERA COLOMBIANA S A (ABSORBIDA) QUE SE DISUELVE SIN LIQUIDARSE.

CERTIFICA :

REFORMAS:

ESCRITURA	FECHA	NOTARIA	CIUDAD	INSCRIPCION	FECHA
0001539	1963/03/05	00001	CALI (VALLE DEL	01031075	2005/12/30
0002394	1965/05/29	00001	CALI (VALLE DEL	01031076	2005/12/30
0002478	1969/06/20	00001	CALI (VALLE DEL	01031078	2005/12/30
0001562	1970/04/29	00001	CALI (VALLE DEL	01031079	2005/12/30
0002096	1970/06/03	00001	CALI (VALLE DEL	01031081	2005/12/30
0001956	1971/05/19	00001	CALI (VALLE DEL	01031086	2005/12/30
0001407	1973/05/10	00001	CALI (VALLE DEL	01031092	2005/12/30
0001533	1976/06/15	00001	CALI (VALLE DEL	01031094	2005/12/30
0002770	1980/09/30	00001	CALI (VALLE DEL	01031097	2005/12/30
0002071	1984/08/15	00001	CALI (VALLE DEL	01031099	2005/12/30
0001665	1986/06/11	00001	CALI (VALLE DEL	01031100	2005/12/30

0001787	1991/06/11	00001	CALI (VALLE DEL	01031101	2005/12/30
0001365	1992/05/07	00001	CALI (VALLE DEL	01031102	2005/12/30
0003154	1992/10/13	00001	CALI (VALLE DEL	01031104	2005/12/30
0001287	1994/04/22	00001	CALI (VALLE DEL	01031106	2005/12/30
0003339	1996/11/29	00001	CALI (VALLE DEL	01031107	2005/12/30
0000836	1998/03/20	00001	CALI (VALLE DEL	01031108	2005/12/30
0000973	2001/03/27	00001	CALI (VALLE DEL	01031109	2005/12/30
0003143	2001/09/26	00001	CALI (VALLE DEL	01031110	2005/12/30
0002706	2003/07/03	00001	CALI (VALLE DEL	01031113	2005/12/30
0012364	2005/12/30	00018	BOGOTA D.C.	01031063	2005/12/30

CERTIFICA :

OBJETO SOCIAL : LA CORPORACION TENDRA POR OBJETO LA REALIZACION DE TODOS LOS ACTOS Y CONTRATOS AUTORIZADOS A ESTA CLASE DE ESTABLECIMIENTOS DE CREDITO POR EL DECRETO 1730 DE 1991, LA LEY 45 DE 1990 O AQUELLAS OTRAS DISPOSICIONES ESPECIALES O NORMAS QUE LOS SUSTITUYAN, MODIFIQUEN O ADICIONEN. EN DESARROLLO DEL OBJETO SOCIAL LA CORPORACION PODRA REALIZAR TODOS LOS ACTOS Y CONTRATOS NECESARIOS PARA LOGRAR SU FINALIDAD, COMO FOMENTAR EL AHORRO Y LA INVERSION PRIVADAS, DESARROLLAR EL MERCADO DE CAPITALES, PROMOVER LA ORGANIZACION Y REORGANIZACION DE EMPRESAS MANUFACTURERAS, AGROPECUARIAS, MINERAS, TURISTICAS Y OTROS SECTORES A LOS CUALES SE AUTORICE LA EXTENSION DE SUS SERVICIOS; OTORGAR CREDITOS A DICHAS EMPRESAS, SUSCRIBIR Y CONSERVAR ACCIONES O PARTES DE INTERES SOCIAL EN LAS MISMAS, ASI COMO PROPICIAR LA PARTICIPACION DE TERCEROS EN EL CAPITAL DE ELLAS, ENTENDIENDOSE ESTA ENUNCIACION DE ACTIVIDADES COMO MERO EJEMPLO, PUES LA EXTENSION DE LAS MISMAS ESTARA DADA POR LA LEY O NORMAS SOBRE LA MATERIA. IGUALMENTE PODRA PARTICIPAR EN EL CAPITAL DE SOCIEDADES DE SERVICIOS FINANCIEROS, TECNICOS O ADMINISTRATIVOS EN LOS TERMINOS INDICADOS EN LA LEY 45 DE 1990 O NORMAS POSTERIORES. LA CORPORACION NO PODRA ADQUIRIR NI POSEER BIENES RAICES SINO PARA EL FUNCIONAMIENTO DE SUS PROPIAS OFICINAS Y EN VIRTUD DE AUTORIZACION QUE LE EFECTO LE CONCEDA EL SUPERINTENDENTE BANCARIO; PERO SI PUEDE ACEPTARLOS EN PAGO DE OBLIGACIONES A SU FAVOR Y REMATARLOS EN SUBASTA PUBLICA POR RAZON DE HIPOTECAS CONSTITUIDAS A SU FAVOR, PARA VENDERLOS POSTERIORMENTE DENTRO DE LOS PLAZOS QUE SEÑALE EL MISMO SUPERINTENDENTE DE ACUERDO A LAS NORMAS LEGALES. ASI MISMO, LA CORPORACION ESTARA SOMETIDA A LAS LIMITACIONES CONSIGNADAS EN LAS NORMAS QUE REGULAN SU FUNCIONAMIENTO.

CERTIFICA :

CAPITAL:

** CAPITAL AUTORIZADO **

VALOR :$1,600,000,000.00
NO. DE ACCIONES:160,000,000.00
VALOR NOMINAL :$10.00

** CAPITAL SUSCRITO **

VALOR :$860,243,470.00
NO. DE ACCIONES:86,024,347.00
VALOR NOMINAL :$10.00

** CAPITAL PAGADO **

VALOR :$860,243,470.00
NO. DE ACCIONES:86,024,347.00
VALOR NOMINAL :$10.00

CERTIFICA :

** JUNTA DIRECTIVA: PRINCIPAL(ES) **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 5 DE





MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031114 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
RINCON GOMEZ JOSE HERNAN	C.C.00002905343
SEGUNDO RENGLON	
OTERO ALVAREZ EFRAIN	C.C.00014961168
TERCER RENGLON	
PAZ BAUTISTA CARLOS ARCESIO	C.C.00014962772
CUARTO RENGLON	
SCARPETTA GNECCO MARIO	C.C.00016622150
QUINTO RENGLON	
MEJIA CABAL IVAN FELIPE	C.C.00017185193
SEXTO RENGLON	
PIZARRO MONDRAGON ROBERTO	C.C.00019125790
SEPTIMO RENGLON	
ARGUELLO ANDRADE IGNACIO JOSE	C.C.00019203951
OCTAVO RENGLON	
MADRIÑAN DE LA TORRE SANTIAGO	C.C.00002904071
NOVENO RENGLON	
HERRERA BARONA JORGE	C.C.00000010719

** JUNTA DIRECTIVA: SUPLENTE(S) **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 5 DE MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031114 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
FIGUEROA JARAMILLO ALEJANDRO AUGUSTO	C.C.00008228877
SEGUNDO RENGLON	
SIN POSESION SIN ACEPTACION	*****************
TERCER RENGLON	
SANTANDER PALACIOS JOSE CARLOS	C.C.00017148251
CUARTO RENGLON	
SCARPETTA GNECCO LILLY	C.C.00031239052
QUINTO RENGLON	
SCARPETTA GNECCO CONSUELO	C.C.00022393561
SEXTO RENGLON	
GONZALEZ ARBOLEDA CARLOS ALBERTO	C.C.00010097648
SEPTIMO RENGLON	
SIN POSESION SIN ACEPTACION	*****************
OCTAVO RENGLON	
MARTINEZ CARREÑO AUGUSTO	C.C.00005556366
NOVENO RENGLON	
CORREA HOLGUIN ALVARO	C.C.00002528039

CERTIFICA :

FACULTADES DEL REPRESENTANTE LEGAL : SON FUNCIONES DEL PRESIDENTE

DE LA CORPORACION, O DE QUIEN HAGA SUS VECES, LAS SIGUIENTES: A. REPRESENTAR A LA CORPORACION JUDICIAL O EXTRAJUDICIALMENTE Y USAR LA FIRMA SOCIAL. B. CONVOCAR A LA ASAMBLEA GENERAL DE ACCIONISTAS Y A LA JUNTA DIRECTIVA A REUNIONES EXTRAORDINARIAS CUANDO LO JUZGUE CONVENIENTE. C. PRESENTAR A LA ASAMBLEA GENERAL DE ACCIONISTAS EN SUS SESIONES ORDINARIAS UN INFORME SOBRE LA MARCHA GENERAL DE LOS NEGOCIOS Y EMPRESAS SOCIALES, SOBRE LAS REFORMAS INTRODUCIDAS Y LAS QUE A SU JUICIO SEA CONVENIENTE ACOMETER EN SUS METODOS DE TRABAJO Y SOBRE LAS PERSPECTIVAS DE LOS MISMOS NEGOCIOS. D. PRESENTAR CONJUNTAMENTE CON LA JUNTA DIRECTIVA, LAS CUENTAS, INVENTARIOS, Y BALANCE GENERAL DE CADA EJERCICIO, CON UN PROYECTO DE DISTRIBUCION DE UTILIDADES O DE CANCELACION DE PERDIDAS LIQUIDAS Y EL INFORME DE QUE TRATA EL NUMERAL ANTERIOR. E. MANTENER A LA JUNTA DIRECTIVA PERMANENTEMENTE Y DETALLADAMENTE INFORMADA SOBRE LA MARCHA DE LOS NEGOCIOS SOCIALES Y SUMINISTRARLES TODOS LOS DATOS E INFORMES QUE LE SOLICITEN. F. OTORGAR LOS PODERES NECESARIOS PARA LA INMEDIATA DEFENSA DE LOS INTERESES SOCIALES CUANDO LA CORPORACION SEA DEMANDADA E INFORMAR A LA JUNTA DIRECTIVA PARA QUE ESTA DECIDA LO DEFINITIVO ACERCA DEL NOMBRAMIENTO DEL APODERADO Y DE SUS FACULTADES. G. CUMPLIR Y HACER CUMPLIR LAS DECISIONES DE LA ASAMBLEA GENERAL DE ACCIONISTAS, DE LA JUNTA DIRECTIVA Y DE LOS COMITES QUE ESTA CREE Y VELAR PORQUE LOS EMPLEADOS Y DEMAS FUNCIONARIOS DE LA SOCIEDAD CUMPLAN OPORTUNAMENTE LOS DEBERES DE SU CARGO. H. CELEBRAR TODOS LOS CONTRATOS Y EJECUTAR TODOS LOS ACTOS QUE TIENDAN AL CUMPLIMIENTO DEL OBJETO SOCIAL; POR TANTO PODRA ENAJENAR A CUALQUIER TITULO LOS BIENES SOCIALES; MUEBLES E INMUEBLES Y DARLOS EN PRENDA O HIPOTECA; COMPARECER EN JUICIO, TRANSIGIR Y COMPROMETER LOS NEGOCIOS SOCIALES, DE CUALQUIERA NATURALEZA QUE FUEREN; DESISTIR, INTERPONER TODO GENERO DE RECURSOS; RECIBIR EN MUTUO CUALQUIER CANTIDAD DE DINERO, HACER DEPOSITOS EN BANCOS Y AGENCIAS BANCARIAS; OTORGAR, GIRAR, ENDOSAR Y DESCONTAR PAGARES, LETRAS DE CAMBIO, CHEQUES, GIROS, LIBRANZAS Y DEMAS TITULOS VALORES, ASI COMO TENERLOS, COBRARLOS, PAGARLOS, DESCARGARLOS, ETC,; DAR DINERO A TITULO DE MUTUO Y EN GENERAL LLEVAR LA REPRESENTACION EN TODOS LOS ACTOS NECESARIOS PARA EL DESARROLLO DEL OBJETO SOCIAL, DENTRO DE LAS FACULTADES QUE PARA TAL EFECTO LE SEÑALE LA JUNTA DIRECTIVA; I. ORGANIZAR, DE ACUERDO CON LA REGLAMENTACION QUE DICTE LA JUNTA DIRECTIVA, TODO LO RELATIVO A RECOMPENSAS, JUBILACIONES, AUXILIOS Y PRESTACIONES SOCIALES DE LOS EMPLEADOS. J. DESIGNAR LOS EMPLEADOS QUE CONSIDERE NECESARIOS PARA LA BUENA MARCHA DE LA CORPORACION Y CUYO NOMBRAMIENTO NO ESTE DELEGADO POR ESTOS ESTATUTOS A LA ASAMBLEA GENERAL DE ACCIONISTAS O A LA JUNTA DIRECTIVA, SEÑALARLES SUS FUNCIONES Y DARLES SUS ASIGNACIONES; K. EJERCER TODOS LAS FUNCIONES QUE LE DELEGUE LA JUNTA DIRECTIVA, LAS QUE LE CONFIEREN LAS LEYES Y ESTOS ESTATUTOS; Y AQUELLAS QUE POR LA NATURALEZA DE SU CARGO LE CORRESPONDEN; Y L. DELEGAR CON LA PREVIA AUTORIZACION DE LA JUNTA DIRECTIVA, ALGUNA O ALGUNAS DE SUS ATRIBUCIONES DELEGABLES EN UNO O EN VARIOS DE LOS FUNCIONARIOS O EMPLEADOS DE LA CORPORACION, TRANSITORIA O PERMANENTEMENTE. M. PRESENTAR A LA JUNTA DIRECTIVA Y VELAR POR SU PERMANENTE CUMPLIMIENTO, LAS MEDIDAS ESPECIFICAS RESPECTO DEL GOBIERNO DE LA SOCIEDAD, SU CONDUCTA Y SU INFORMACION, CON EL FIN DE ASEGURAR EL RESPECTO DE LOS DERECHOS DE QUIENES INVIERTAN EN SUS ACCIONES O EN CUALQUIER OTRO VALOR QUE EMITAN, LA ADECUADA ADMINISTRACION DE SUS ASUNTOS Y EL CONOCIMIENTO PUBLICO DE SU GESTION. N. ASEGURAR EL RESPETO DE LOS





DERECHOS DE LOS ACCIONISTAS Y DEMAS INVERSIONISTAS EN VALORES, DE ACUERDO CON LOS PARAMETROS FIJADOS POR LOS ORGANOS DE CONTROL DEL MERCADO. Ñ. SUMINISTRAR AL MERCADO INFORMACION OPORTUNA, COMPLETA Y VERAZ SOBRE SUS ESTADOS FINANCIEROS Y SOBRE SU COMPORTAMIENTO EMPRESARIAL Y ADMINISTRATIVO, SIN PERJUICIO DE LO ESTABLECIDO POR LOS ARTICULOS 23 Y 48 DE LA LEY 222 DE 1995. O. COMPILAR EN UN CODIGO DE BUEN GOBIERNO QUE SE PRESENTARA A LA JUNTA DIRECTIVA PARA SU APROBACION, TODAS LAS NORMAS Y MECANISMOS EXIGIDOS POR LA LEY, LOS REGLAMENTOS, LA ASAMBLEA GENERAL DE ACCIONISTAS, LOS ESTATUTOS, Y EN GENERAL LAS MEJORES PRACTICAS DE BUEN GOBIERNO CORPORATIVO. ESTE CODIGO DEBERA MANTENERSE PERMANENTEMENTE EN LAS INSTALACIONES DE LA CORPORACION A DISPOSICION DE LOS ACCIONISTAS E INVERSIONISTAS PARA SU CONSULTA.

CERTIFICA :

** REVISOR FISCAL: **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 3 DE MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031205 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL (FIRMA AUDITORA)	
DELOITTE & TOUCHE LTDA	N.I.T.08600058134

CERTIFICA :

LOS ACTOS CERTIFICADOS Y QUE FUERON INSCRITOS CON FECHA ANTERIOR AL 30 DE DICIEMBRE DE 2005, FUERON INSCRITOS PREVIAMENTE POR OTRA CAMARA DE COMERCIO. LO ANTERIOR DE ACUERDO A LO ESTABLECIDO POR EL NUMERAL 1.7.1 DE LA CIRCULAR UNICA DE LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO.

CERTIFICA :

DIRECCION DE NOTIFICACION JUDICIAL : CR 13 NO. 24 65 P 8
MUNICIPIO : BOGOTA D.C.
DIRECCION COMERCIAL : CR 13 NO. 24 65 P 8
MUNICIPIO : BOGOTA D.C.
E-MAIL : fernan.bejarano@corficolombiana.com.co

CERTIFICA :

DE CONFORMIDAD CON LO ESTABLECIDO POR LA LEY 962 DE 2005, LOS ACTOS DE REGISTRO AQUI CERTIFICADOS QUEDAN EN FIRME CINCO (5) DIAS HABILES DESPUES DE LA FECHA DE INSCRIPCION, SIEMPRE QUE NO SEAN OBJETO DE RECURSOS EN LA VIA GUBERNATIVA.

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****
****
****
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****
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EL SECRETARIO DE LA CAMARA DE COMERCIO,

VALOR : $ 2,700.00

DE CONFORMIDAD CON EL DECRETO 2150 DE 1995 Y LA AUTORIZACION IMPARTIDA POR LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO, MEDIANTE EL OFICIO DEL 18 DE NOVIEMBRE DE 1996, LA FIRMA MECANICA QUE APARECE A CONTINUACION TIENE PLENA VALIDEZ PARA TODOS LOS EFECTOS LEGALES.

FILE No 823437

01 *47846722*



CAMARA DE COMERCIO DE BOGOTA

SEDE CENTRO

3 DE ENERO DE 2006 HORA 15:56:06

01C12010315206LAP0103 HOJA : 001

* *

CERTIFICADO DE EXISTENCIA Y REPRESENTACION LEGAL O INSCRIPCION DE DOCUMENTOS.

LA CAMARA DE COMERCIO DE BOGOTA, CON FUNDAMENTO EN LAS MATRICULAS E INSCRIPCIONES DEL REGISTRO MERCANTIL,

CERTIFICA :

NOMBRE : CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A

N.I.T. : 890300653-6

DOMICILIO : BOGOTA D.C.

CERTIFICA :

MATRICULA NO. 01554626

CERTIFICA :

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 0012364 DE NOTARIA 18 DE BOGOTA D.C. DEL 30 DE DICIEMBRE DE 2005 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031063 DEL LIBRO IX, LA SOCIEDAD CAMBIO SU NOMBRE DE : CORPORACION FINANCIERA DEL VALLE S A POR EL DE : CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 12364 DE LA NOTARIA 18 DE BOGOTA D.C., DEL 30 DE DICIEMBRE DE 2005, INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 1031063 DEL LIBRO IX, LA SOCIEDAD DE LA REFERENCIA TRASLADO SU DOMICILIO DE LA CIUDAD DE: CALI A LA CIUDAD DE: BOGOTA D.C.

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 12364 DE LA NOTARIA 18 DE BOGOTA D.C., DEL 30 DE DICIEMBRE DE 2005, INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 1031063 DEL LIBRO IX, EN VIRTUD DE LA FUSION LA SOCIEDAD CORPORACION FINANCIERA DEL VALLE S A (ABSORBENTE) ABSORBE A LA SOCIEDAD CORPORACION FINANCIERA COLOMBIANA S A (ABSORBIDA) QUE SE DISUELVE SIN LIQUIDARSE.

CERTIFICA :

REFORMAS:

ESCRITURA	FECHA	NOTARIA	CIUDAD	INSCRIPCION	FECHA
0001539	1963/03/05	00001	CALI (VALLE DEL	01031075	2005/12/30
0002394	1965/05/29	00001	CALI (VALLE DEL	01031076	2005/12/30
0002478	1969/06/20	00001	CALI (VALLE DEL	01031078	2005/12/30
0001562	1970/04/29	00001	CALI (VALLE DEL	01031079	2005/12/30
0002096	1970/06/03	00001	CALI (VALLE DEL	01031081	2005/12/30
0001956	1971/05/19	00001	CALI (VALLE DEL	01031086	2005/12/30
0001407	1973/05/10	00001	CALI (VALLE DEL	01031092	2005/12/30
0001533	1976/06/15	00001	CALI (VALLE DEL	01031094	2005/12/30
0002770	1980/09/30	00001	CALI (VALLE DEL	01031097	2005/12/30
0002071	1984/08/15	00001	CALI (VALLE DEL	01031099	2005/12/30
0001665	1986/06/11	00001	CALI (VALLE DEL	01031100	2005/12/30





01

CAMARA DE COMERCIO DE BOGOTA

SEDE CENTRO

3 DE ENERO DE 2006 HORA 15:56:07

01C12010315206LAP0103 HOJA : 002

* *

MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031114 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
RINCON GOMEZ JOSE HERNAN	C.C.00002905343
SEGUNDO RENGLON	
OTERO ALVAREZ EFRAIN	C.C.00014961168
TERCER RENGLON	
PAZ BAUTISTA CARLOS ARCESIO	C.C.00014962772
CUARTO RENGLON	
SCARPETTA GNECCO MARIO	C.C.00016622150
QUINTO RENGLON	
MEJIA CABAL IVAN FELIPE	C.C.00017185193
SEXTO RENGLON	
PIZARRO MONDRAGON ROBERTO	C.C.00019125790
SEPTIMO RENGLON	
ARGUELLO ANDRADE IGNACIO JOSE	C.C.00019203951
OCTAVO RENGLON	
MADRIÑAN DE LA TORRE SANTIAGO	C.C.00002904071
NOVENO RENGLON	
HERRERA BARONA JORGE	C.C.00000010719

** JUNTA DIRECTIVA: SUPLENTE(S) **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 5 DE MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031114 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
FIGUEROA JARAMILLO ALEJANDRO AUGUSTO	C.C.00008228877
SEGUNDO RENGLON	
SIN POSESION SIN ACEPTACION	*****************
TERCER RENGLON	
SANTANDER PALACIOS JOSE CARLOS	C.C.00017148251
CUARTO RENGLON	
SCARPETTA GNECCO LILLY	C.C.00031239052
QUINTO RENGLON	
SCARPETTA GNECCO CONSUELO	C.C.00022393561
SEXTO RENGLON	
GONZALEZ ARBOLEDA CARLOS ALBERTO	C.C.00010097648
SEPTIMO RENGLON	
SIN POSESION SIN ACEPTACION	*****************
OCTAVO RENGLON	
MARTINEZ CARREÑO AUGUSTO	C.C.00005556366
NOVENO RENGLON	
CORREA HOLGUIN ALVARO	C.C.00002528039

CERTIFICA :

FACULTADES DEL REPRESENTANTE LEGAL : SON FUNCIONES DEL PRESIDENTE



DERECHOS DE LOS ACCIONISTAS Y DEMAS INVERSIONISTAS EN VALORES, DE ACUERDO CON LOS PARAMETROS FIJADOS POR LOS ORGANOS DE CONTROL DEL MERCADO. Ñ. SUMINISTRAR AL MERCADO INFORMACION OPORTUNA, COMPLETA Y VERAZ SOBRE SUS ESTADOS FINANCIEROS Y SOBRE SU COMPORTAMIENTO EMPRESARIAL Y ADMINISTRATIVO, SIN PERJUICIO DE LO ESTABLECIDO POR LOS ARTICULOS 23 Y 48 DE LA LEY 222 DE 1995. O. COMPILAR EN UN CODIGO DE BUEN GOBIERNO QUE SE PRESENTARA A LA JUNTA DIRECTIVA PARA SU APROBACION, TODAS LAS NORMAS Y MECANISMOS EXIGIDOS POR LA LEY, LOS REGLAMENTOS, LA ASAMBLEA GENERAL DE ACCIONISTAS, LOS ESTATUTOS, Y EN GENERAL LAS MEJORES PRACTICAS DE BUEN GOBIERNO CORPORATIVO. ESTE CODIGO DEBERA MANTENERSE PERMANENTEMENTE EN LAS INSTALACIONES DE LA CORPORACION A DISPOSICION DE LOS ACCIONISTAS E INVERSIONISTAS PARA SU CONSULTA.

CERTIFICA :

** REVISOR FISCAL: **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 3 DE MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031205 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL (FIRMA AUDITORA)	
DELOITTE & TOUCHE LTDA	N.I.T.08600058134

QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REVISOR FISCAL DEL 26 DE MAYO DE 2004 , INSCRITA EL 3 DE ENERO DE 2006 BAJO EL NUMERO 01031609 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL PRINCIPAL	
MORALES RIVERA OSCAR DARIO	C.C.00016204082
REVISOR FISCAL SUPLENTE	
LOPEZ CASELLA JESUS DARIO	C.C.00016789097

CERTIFICA :

LOS ACTOS CERTIFICADOS Y QUE FUERON INSCRITOS CON FECHA ANTERIOR AL 30 DE DICIEMBRE DE 2005, FUERON INSCRITOS PREVIAMENTE POR OTRA CAMARA DE COMERCIO. LO ANTERIOR DE ACUERDO A LO ESTABLECIDO POR EL NUMERAL 1.7.1 DE LA CIRCULAR UNICA DE LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO.

CERTIFICA :

DIRECCION DE NOTIFICACION JUDICIAL : CR 13 NO. 26 45 P 8
MUNICIPIO : BOGOTA D.C.
DIRECCION COMERCIAL : CR 13 NO. 26 45 P 8
MUNICIPIO : BOGOTA D.C.
E-MAIL : fernan.bejarano@corficolombiana.com.co

CERTIFICA :

QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REPRESENTANTE LEGAL DE BOGOTA D.C. DEL 2 DE ENERO DE 2006 , INSCRITO EL 3 DE ENERO DE 2006 BAJO EL NUMERO 01031565 DEL LIBRO IX , COMUNICO LA SOCIEDAD MATRIZ:

FILE No. 823437

PUBLIC DEED No. 12364
DATE: DECEMBER 30, 2005.
TYPE OF ACT: MERGING
GRANTORS: CORPORACION FINANCIERA DEL VALLE S.A. and CORPORACION FINANCIERA COLOMBIANA S.A.

In the city of Bogota, Capital District, Cundinamarca Department, Republic of Colombia, on December 30, 2005, the undersigned German Oyuela Copaban, Notary 18, in charge, of Bogota, certifies that the statements herein contained have been given by the grantors themselves:
Appeared Enrique Uribe Ortiz, of age, living in Bogota, with Colombian citizenship card No. 17.198.246 issued in Bogota, as Vice President and legal representative, acting on behalf and representing CORPORACION FINANCIERA DEL VALLE S.A., a loan and investment institution legally established through public deed number 5710 of November 27, 1961, granted at Notary's office one of Cali, as recorded on the certificate of existence and legal representation issued by Superintendencia Financiera de Colombia, and Pedro Nel Ospina Santa Maria, of age, living in Bogota D.C., with Colombian citizenship card No. 71.578.104 issued in Medellin, as President and legal representative, acting on behalf of CORPORACION FINANCIERA COLOMBIANA S.A., a loan institution legally established through public deed number 8507 of December 18, 1959 granted at notary's office 5 of Bogota, as recorded on the certificate of existence and legal representation issued by Superintendencia Financiera de Colombia, all those are documents that are formalized herewith and are part of this documents and its subsequent copies:

ONE: That under the legal and statutory terms, on September 6, 2005, an Extraordinary General Assembly Meeting of both companies to be held on September 28, 2005 was announced on El Pais and La Republica news papers by CORPORACION FINANCIERA DEL VALLE S.A. and on La Republica by CORPORACION FINANCIERA COLOMBIANA S.A., in order to submit to consideration and approval of both entities the financial statements as of May 31, 2005, along with the Statutory Auditor's opinion, the merging agreement between the ABSORBING ENTITY and the ABSORBED ENTITY, and to grant extended power to the respective legal representatives to formalize the merging.

TWO: Upon making the respective extraordinary general assembly meetings, and upon approving the merging agreement, THE ABSORBING ENTITY and the

ABSORBED ENTITY, pursuant to provisions of article 56 of the Financial System Organic By-Laws, the Merging Announcement was given to the former Superintendencia Bancaria (today Superintendencia Financiera de Colombia), pursuant to communication recorded under No. 2005048579-0 of September 29, 2005.

THREE: Superintendencia Financiera de Colombia, through Resolution No. 0127 of December 16, 2005, stated no objection for the merging through absorption of CORPORACION FINANCIERA COLOMBIANA S.A. by CORPORACION FINANCIERA DEL VALLE S.A.; and this administrative act is duly recorded and formalized.

FOUR: Former Superintendencia de Valores (today Superintendencia Financiera de Colombia) through communications 2005110-83 and 200511-799, of October 12, and November 18, 2005, respectively, provided the instructions related to the merging formalization, and where exactly accomplished.

CLAUSES:

ONE: MERGING LEGAL CONDITIONS: (i) This merging has been subject to provisions of the Financial System Organic By-Laws and to other applicable provisions. (ii) As of the merging formalization, and taking into account that the business name of the ABSORBED ENTITY is nationwide, the ABSORBING ENTITY shall have the name of CORPORACION FINANCIERA COLOMBIANA S.A. and may use the abbreviations Corficolombiana S.A. or Corficol S.A., and its head office shall be in Bogota D.C. (iii) The merging shall not imply, either directly or indirectly, limitations whatsoever to free commercial competition, and shall not give origin to unequal conditions in providing services among the entities involved in this process. THE ABSORBING ENTITY shall continue competing in the national market, along with the other entities of the same kind existing in the country, under the current conditions. (iv) Taking into account that the ABSORBING ENTITY meets capital requirements, appropriate equity indexes and solvency standards in force, the publication of a public announcement provided on article 174 of the Commerce Code does not apply. The above is in conformance with provisions of article 59 of the Financial System Organic By-Laws. (v) By granting this public deed, the ABSORBED ENTITY's shareholders shall become shareholders of the ABSORBING ENTITY, under the exchange relationship determined in agreement with the independent technical study prepared by CITIGROUP GLOBAL MARKETS, INC. contained on the merging agreement and on the clarifying communication signed by CITIGROUP GLOBAL MARKETS, INC herein protocolized.

SECOND. AUTHORIZATIONS BY THE BOARD OF DIRECTORS and THE SHAREHOLDERS´ GENERAL ASSEMBLIES: That duly authorized by the board of directors of each entity, pursuant to CORPORACION FINANCIERA DEL VALLE S.A. Minute No. 1555 dated September 5, 2005 and CORPORACION FINANCIERA COLOMBIANA Minute No. 1312, dated September 5, 2005, where the abstract thereof is hereto annexed to be protocolized, on September 5, 2005, the mentioned entities made the Merging Agreement, whereby CORPORACION FINANCIERA DEL VALLE S.A., the absorbing entity, absorbs CORPORACION FINANCIERA COLOMBIANA S.A., the absorbed entity, which is dissolved without liquidation. That on September 28, 2005, the Extraordinary General Assembly Meetings of both companies approved the merging agreement, which is certified on Minute No. 60 of the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Stockholders of Corporacion Financiera del Valle S.A. held on September 28, 2005, and on Minute No. 81 of the Shareholders´ General Assembly Meeting of Corporacion Financiera Colombiana S.A. held on September 28, 2005.

THREE. NO OBJECTION STATEMENT BY FORMER SUPERINTENDENCIA BANCARIA DE COLOMBIA (TODAY) SUPERINTENDENCIA FINANCIERA DE COLOMBIA: That Superintendencia Financiera de Colombia, through Resolution No. 0127 dated December 16, 2005, hereto annexed for protocolization, stated no objection related to the merging operation submitted for its review.

FOUR: MERGING FORMALIZATION: Pursuant to provisions of paragraph 2, article 60 of the Financial System Organic By-Laws, the merging agreement between CORPORACION FINANCIERA DEL VALLE S.A. and CORPORACION FINANCIERA COLOMBIANA A. is hereby formalized, in conformance to article 177 of the Commerce Code.

FIVE. SHARE SUBSTITUTION: By virtue of the terms agreed for this merging, CORPORACION FINANCIERA DEL VALLE S.A. shall substitute the shares owned by the shareholders of CORPORACION FINANCIERA COLOMBIANA S.A., under the terms provided on the merging agreement for such exchange.

SIX: TRANSFER OF GOODS: That pursuant to article 60, paragraph 4 of the Financial System Organic By-Laws, the entities shall enumerate and identify under additional public deeds, with the real estate recording number folio, the real estate and other goods subject to property recording and belonging to the ABSORBED ENTITY, that are fully or proportionally transferred according to the ABSORBED ENTITY´s portion right , to the ABSORBING ENTITY.

SEVEN: MERGING EQUITY EFFECTS: Pursuant to paragraph 3, article 60 of the Financial System Organic By-Laws, the merging of CORPORACION FINANCIERA

COLOMBIA S.A. as ABSORBED ENTITY by CORPORACION FINANCIERA DEL VALLE S.A. as the ABSORBING ENTITY, shall have the following equity effects:

1. The ABSORBING ENTITY acquires in full right all the goods, rights and obligations of the ABSORBED ENTITY, and shall assume its contractual position in all the agreements, securities, guaranties and other acts and rights where the ABSORBED ENTITY is holder, with no additional proceedings required.
2. A share in affiliates, investments and offices owned by the ABSORBED ENTITY shall become part of the ABSORBING ENTITY´s equity, for which no special authorizations are required.
3. Trust businesses, promissory notes, guaranties and other warranties granted or received by the ABSORBED ENTITY shall be taken as granted or received by the ABSORBING ENTITY, with no need of additional proceeding or recognition.

EIGHT: DOCUMENTS THAT ARE PART OF THIS DEED: Under the terms of paragraph 2, article 60 of the Financial System Organic By-Laws, this public deed is accompanied with the documents thereto related, as well as the certifications and authorizations issued by the competent authorities, as follows:

1. The merging agreement signed by both parties and a clarifying communication signed by CITIGROUP GLOBAL MARKETS, INC.
2. Minute number 60 which records the development of the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Stockholders of Corporacion Financiera del Valle S.A., held on September 28, 2005, and which states the approval of the Financial Statements as of May 31, 2005, certified by the Statutory Auditor, the merging agreement, and where extended powers are conferred to the Legal Representative.
3. Minute 81 that records the development of the Corporacion Financiera del Valle S.A. Shareholders´ Extraordinary Assembly Meeting held on September 28, 2005, stating the approval of the Financial Statements as of May 31, 2005, the Statutory Auditor´s opinion, the Merging Agreement and where extended powers are conferred to the Legal Representative.
4. A copy of minutes 1555 and 1312, both dated September 5, 2005, stating the authorizations issued by the Board of Directors of CORPORACION FINANCIERA DEL VALLE S.A. and CORPORACION FINANCIERA COLOMBIANA S.A., with respect to the Merging Agreement.

5. The Financial Statements and the Statutory Auditor's opinion, as of May 31, 2005, of the ABSORBING ENTITY and THE ABSORBED ENTITY, which support the Merging Agreement.
6. Certificate of Existence and Legal Representation of the ABSORBING ENTITY, issued by Superintendencia Financiera de Colombia.
7. Certificate of Existence and Legal Representation of the ABSORBED ENTITY, issued by Superintendencia Financiera de Colombia.
8. Certificate of the Chamber of Commerce of Cali, of CORPORACION FINANCIERA DEL VALLE S.A.
9. Certificate of the Chamber of Commerce of Bogota, of CORPORACION FINANCIERA COLOMBIANA S.A.
10. Resolution No. 0127 dated December 16, 2005, by virtue of which Superintendencia Financiera de Colombia makes no objection for the merging.
11. Balance of the absorbing entity as of November 30, 2005.

Next, Mr. Enrique Uribe Ortiz appeared, and declared: ONE: That in this deed he is acting on behalf and representing Corporacion Financiera del Valle S.A. a loan institution domiciled and established as said at the beginning of this deed, in his character of legal representative, as certified on the certificate issued by Superintendencia Financiera de Colombia, of recent date and protocolized on this deed. SECOND: That the Extrarodinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Stockholders of Corporacion Financiera del Valle S.A. on its September 28, 2005 meeting, contained on Minute No. 060, authorized the modification of Articles 1 and 6 of the corporate by-laws, referring to the changing of its business name, its domicile and the authorized capital increase, which shall be the following:

ONE: NAME AND DOMICILE MODIFICATION: That pursuant to the merging agreement and the determinations approved by the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Stockholders of CORPORACION FINANCIERA DEL VALLE S.A., as certified on the mentioned minute number 60 of September 28, 2005 of the said meeting, CORPORACION FINANCIERA DEL VALLE S.A. (the absorbing entity) changes its name with CORPORACION FINANCIERA COLOMBIANA S.A. and its domicile from Cali to Bogota D.C. Therefore, article 1 of CORPORACION FINANCIERA DEL VALLE S.A. by-laws is modified, as follows:

" Article 1.- NAME: CORPORACION FINANCIERA COLOMBIANA S.A., being able to use the abbreviated names CORFICOLOMBIANA S.A. or CORFICOL

S.A., with head office in the city of Bogota D.C., is a loan and investment institution with the main purpose of making term deposits, in order to make active loan operations and investments, to encourage creation, reorganization, merging, transformation and expansion of companies, in the industries established in the regulations governing its activity, organized pursuant to the regulations of Law 45, 1923, Decree 2041, 1987, the Financial System Organic By-Laws (Decree 663, 1993) and other regulations that modify, derogate or substitute them. According to the Corporation´s Shareholders´ General Assembly´s will, the Corporation may change its head office, and according to the Board of Director´s will, it may establish branches or agencies within the national territory or abroad".

SECOND.- AUTHORIZED CAPITAL INCREASE: That in order to issue the necessary shares to be submitted to the shareholders of CORPORACION FINANCIERA COLOMBIANA S.A. (the absorbed entity), pursuant to the approved exchange relationship, CORPORACION FINANCIERA DEL VALLE S.A. (the absorbing entity) shall increase its authorized capital from Col.Ps 1,000,000,000 to Col.Ps 1,600,000,000; therefore, article 6 CORPORACION FINANCIERA DEL VALLE S.A. by-laws is modified, and shall hereinafter read as follows:

" ARTICLE 6. CAPITAL. The authorized capital of Corporacion Financiera del Valle S.A. is One thousand six hundred million pesos (Col.Ps 1,600,000,000), divided into one hundred sixty million (160,000,000) shares with a par value of ten pesos (Col.Ps 10.oo) each. PARAGRAPH: The authorized capital shall be divided into Common Shares and No-Voting Preferred Divided Shares."

CERTIFICATE: The appearers certify: 1. That they know each other, have carefully verified their names and last names, their Colombian citizenship card numbers and approve this instrument as it is written. 2. That the statements herein contained are true and consign what they have freely expressed; and exclusively assume the responsibility on their statements in case of using this instrument for legal purposes. 3. That they know that the Notary is only responsive for the formal regularity of the instruments he authorizes, not for the truthfulness of the grantors´ statements nor the authenticity and integrity of the documents they have contributed and which are part hereof.

UPON READING of this instrument by the grantors and advised on the pertinent formalities, it is approved and signed. It is authorized by the Notary. This instrument is granted and signed on the following notarial pages: AA23629504, AA23629505, AA24133014, AA24133252, AA23629508 and AA24133253.

RIGHTS: Col.Ps 4,331,420.oo
DECREE 1681/96
SIGNED:

CORPORACION FINANCIERA DEL VALLE S.A.
(Signatura and fingerprint)
ENRIQUE URIBE ORTIZ

CORPORACION FINANCIERA COLOMBIANA S.A.
(Signatura and fingerprint)
PEDRO NEL OSPINA SANTA MARIA

THE NOTARY EIGHTEEN
(Signature and Seal)

FILE NO. 823437

AA 23629504



ESCRITURA No. 12364

NUMERO: DOCE MIL TRESCIENTOS SESENTA Y CUATRO

FECHA: 30 DIC. 2005

CLASE DE ACTO: FUSION

OTORGANTES: CORPORACION FINANCIERA DEL VALLE S.A. y CORPORACION FINANCIERA COLOMBIANA S.A.

En la ciudad de Bogotá, Distrito Capital, Departamento de Cundinamarca, República de Colombia, a los TREINTA (30) días del mes de DICIEMBRE del año DOS MIL CINCO (2.005) el suscrito GERMAN OYUELA COPABAN Notario Dieciocho (18) ENCARGADO del Círculo de Bogotá, da fe que las declaraciones que se contienen en la presente escritura han sido emitidas por quienes las otorgan: Compareció ENRIQUE URIBE ORTIZ, mayor de edad, domiciliado en Bogotá, identificado con la cédula de ciudadanía No. 17.198.246 de Bogotá, quien obra en nombre y representación de la CORPORACION FINANCIERA DEL VALLE S.A., en su calidad de Vicepresidente y como tal representante legal, establecimiento de crédito e Inversión legalmente constituido por medio de escritura pública número 5710 del 27 de noviembre de 1961, otorgada en la notaría 1a de Cali, según consta en el certificado de existencia y representación legal expedido por la Superintendencia Financiera de Colombia, y PEDRO NEL OSPINA SANTA MARIA, mayor de edad, domiciliado en Bogotá D.C., identificado con la cédula de ciudadanía número 71.578.104 expedida en Medellín, obrando en nombre y representación de la CORPORACION FINANCIERA COLOMBIANA S.A. en su calidad de Presidente y como tal representante legal, establecimiento de crédito legalmente constituido por medio de la escritura pública número 8507 del dieciocho (18) de diciembre de 1959 otorgada en la Notaría 5a. de Bogotá,

según consta en el certificado de existencia y representación legal expedido por la Superintendencia Financiera de Colombia, documentos que se protocolizan en este instrumento para que hagan parte de él y de las copias que de el se expidan, y manifestaron: ——————————

PRIMERO: Que en los términos legales y estatutarios, el 6 de septiembre de 2.005 se convocó a Asambleas Generales Extraordinarias de Accionistas de ambas entidades, para el 28 de septiembre de 2.005, mediante publicación nacional en los diarios El País y La República por parte de la CORPORACION FINANCIERA DEL VALLE S.A. y en el diario La República por parte de la CORPORACION FINANCIERA COLOMBIANA S.A., con el objeto de someter a consideración y aprobación de éstas los estados financieros a 31 de mayo de 2.005, con el dictamen del revisor fiscal, el compromiso de fusión de la ENTIDAD ABSORBENTE y LA ENTIDAD ABSORBIDA, y otorgar amplias atribuciones a los representantes legales para formalizar la fusión. ——————————

SEGUNDA: Efectuadas las respectivas asambleas generales extraordinarias, y aprobado el compromiso de fusión, LA ENTIDAD ABSORBENTE y LA ENTIDAD ABSORBIDA, de conformidad con lo estipulado en el artículo 56 del Estatuto Orgánico del Sistema Financiero, procedieron a dar el Aviso de Fusión a la Superintendencia Bancaria (hoy Superintendencia Financiera de Colombia), según comunicación radicada con el No. 2005048579-0 el día 29 de septiembre de 2.005. ——————

TERCERA: La Superintendencia Financiera de Colombiana mediante Resolución No. 0127 del 16 de diciembre de 2.005, manifestó no objetar la fusión por absorción de la CORPORACION FINANCIERA COLOMBIANA S.A. por parte de la CORPORACION FINANCIERA DEL VALLE S.A. acto administrativo que se encuentra debidamente notificado y ejecutoriado. ———

CUARTA: La Superintendencia de Valores (hoy

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Superintendencia Financiera de Colombia) mediante comunicaciones 2005110-83 y 200511-799 del día 12 de octubre y 18 de noviembre de 2005 respectivamente, impartió las instrucciones relacionadas con el perfeccionamiento de la fusión, las cuales fueron cumplidas a cabalidad. ———

CLAUSULAS: ———

PRIMERA.- CONDICIONES JURIDICAS DE LA FUSION: (i) La presente fusión se ha sometido a lo dispuesto en el Estatuto Orgánico del Sistema Financiero y a las demás disposiciones aplicables a ésta. (ii) A partir de la formalización de la fusión, y toda vez que la razón social de la ENTIDAD ABSORBIDA tiene un ámbito nacional, la ENTIDAD ABSORBENTE tendrá el nombre de CORPORACION FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas Corficolombiana S.A. O Corficol S.A., y tendrá como domicilio social, la ciudad de Bogotá, D.C. (iii) La fusión no implicará, directa o indirectamente limitaciones de ninguna índole a la libre competencia comercial ni dará lugar al surgimiento de condiciones inequitativas en la prestación de los servicios propios de las entidades que participan en este proceso. LA ENTIDAD ABSORBENTE seguirá compitiendo en el mercado nacional, junto con las demás entidades de la misma naturaleza existentes en el país en las condiciones actualmente imperantes. (iv) Teniendo en cuenta que la ENTIDAD ABSORBENTE cumple con los requisitos de capital, los índices adecuados de patrimonio y las normas de solvencia vigentes, no procede la publicación del aviso al público de que trata el artículo 174 del Código de Comercio. Lo anterior de conformidad con lo establecido por el artículo 59 del Estatuto Orgánico del Sistema

Financiero. (v) Con el otorgamiento de la presente escritura pública, los accionistas de la ENTIDAD ABSORBIDA pasarán a ser accionistas de la ENTIDAD ABSORBENTE de acuerdo con la relación de intercambio determinada de conformidad con el estudio técnico independiente realizado por CITIGROUP GLOBAL MARKETS INC, contenida en el compromiso de fusión y en la comunicación aclaratoria suscrita por CITIGROUP GLOBAL MARKETS INC, que se protocolizan con el presente instrumento. ———

SEGUNDA.- AUTORIZACIONES JUNTAS DIRECTIVAS Y ASAMBLEAS GENERALES DE ACCIONISTAS: Que debidamente autorizados por las juntas directivas de cada una de las entidades, según consta en el Acta No. 1.555 del 5 de Septiembre de 2.005 de la CORPORACION FINANCIERA DEL VALLE S.A. y en el Acta No. 1.312 del 5 de septiembre de 2.005 de la CORPORACION FINANCIERA COLOMBIANA S.A., extracto de las cuales se adjunta para su protocolización, dichas entidades celebraron el 5 de septiembre de 2.005, el Compromiso de Fusión según el cual la CORPORACION FINANCIERA DEL VALLE S.A., entidad absorbente, absorbe a la CORPORACION FINANCIERA COLOMBIANA S.A., entidad absorbida, que se disuelve sin liquidarse. Que el día 28 de septiembre de 2.005, las Asambleas Generales Extraordinarias de Accionistas de ambas entidades aprobaron el compromiso de fusión, lo que consta en el Acta No. 60 de la Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A. celebrada el día 28 de Septiembre de 2005, y en el Acta No. 81 de la Asamblea General Extraordinaria de Accionistas de la Corporación Financiera de Colombiana S.A. celebrada el día 28 de Septiembre de 2005. ———

TERCERA.- MANIFESTACION DE NO OBJECION POR PARTE DE LA

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SUPERINTENDENCIA BANCARIA DE COLOMBIA hoy SUPERINTENDENCIA FINANCIERA DE COLOMBIA: Que la Superintendencia Financiera de Colombia, mediante la Resolución No. 0127 del 16 de diciembre de 2.005, que se adjunta para su protocolización, manifestó no tener objeción alguna para formular con respecto a la fusión sometida a su revisión para que ejerciera su facultad de objeción. ————

CUARTA.- FORMALIZACION DE LA FUSION: De conformidad con lo estipulado en el numeral 2 del artículo 60 del Estatuto Orgánico del Sistema Financiero, se procede a formalizar por medio de la presente escritura pública el compromiso de fusión suscrito entre la CORPORACION FINANCIERA DEL VALLE S.A y la CORPORACION FINANCIERA COLOMBIANA S.A., dando así cumplimiento a lo prescrito en el artículo 177 del Código de Comercio. ————

QUINTA.- SUSTITUCION DE ACCIONES: En virtud de los términos acordados para la fusión, la CORPORACION FINANCIERA DEL VALLE S.A. sustituirá las acciones que los accionistas de la CORPORACION FINANCIERA COLOMBIANA S.A. poseen en esa sociedad con sujeción a los términos establecidos para dicho intercambio en el compromiso de fusión. ————

SEXTA.- TRANSFERENCIA DE BIENES: Que en desarrollo de lo dispuesto por el artículo 60 numeral 4 del Estatuto Orgánico del Sistema Financiero, procederán a enumerar e identificar en escrituras públicas adicionales, con el folio de matricula inmobiliaria, los inmuebles y demás bienes sujetos a registro de propiedad de la ENTIDAD ABSORBIDA, que pasan de pleno derecho o en la proporción de los derechos de cuota en que es titular la ENTIDAD ABSORBIDA, a la titularidad de LA ENTIDAD ABSORBENTE. ————

SEPTIMA.- EFECTOS PATRIMONIALES DE LA FUSION: De acuerdo

con el numeral 3 del artículo 60 del Estatuto Orgánico del Sistema Financiero, la fusión de la CORPORACION FINANCIERA COLOMBIANA S.A. como ENTIDAD ABSORBIDA por la CORPORACION FINANCIERA DEL VALLE S.A. como ENTIDAD ABSORBENTE, tendrá los siguientes efectos patrimoniales: ———

1.- La ENTIDAD ABSORBENTE adquiere de pleno derecho la totalidad de los bienes, derechos y obligaciones de la ENTIDAD ABSORBIDA y asumirá su posición contractual en todos los contratos, títulos valores, garantías y demás actos y derechos de que sea titular LA ENTIDAD ABSORBIDA sin necesidad de trámite adicional alguno. ———

2.- La participación en filiales, inversiones y oficinas que posea la ENTIDAD ABSORBIDA ingresa al patrimonio de la ENTIDAD ABSORBENTE, para lo cual no se requieren autorizaciones especiales. ———

3.- Los negocios fiduciarios, los pagarés, las garantías y otras seguridades otorgadas o recibidas por LA ENTIDAD ABSORBIDA se entenderán otorgadas o recibidas por LA ENTIDAD ABSORBENTE, sin que sea necesario tramite o reconocimiento alguno. ———

OCTAVA.- DOCUMENTOS QUE FORMAN PARTE INTEGRAL DE LA PRESENTE ESCRITURA: Se acompaña, para que formen parte de la presente Escritura Pública, en los términos del numeral 2 del artículo 60 del Estatuto Orgánico del Sistema Financiero, los documentos allí relacionados, al igual que las correspondientes certificaciones y autorizaciones expedidas por las autoridades competentes, así: ———

1.- Compromiso de fusión suscrito por ambas entidades y comunicación aclaratoria suscrita por el CITIGROUP GLOBAL MARKETS ———


Como Notaria Dieciocho de este
Circulo, hago constar que esta
que he tenido a la vista
02 ENE. 2006
BOGOTA D.C.

2.- Acta número [illegible] en donde se recoge el desarrollo de la Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin derecho a voto



de la Corporación Financiera del Valle S.A., celebrada el día 28 de septiembre de 2.005, y en la cual consta la aprobación de los Estados Financieros a 31 de mayo de 2.005, dictaminados por el Revisor Fiscal, el Compromiso de Fusión y se conceden amplias atribuciones al Representante Legal.

3.- Acta número 81 en donde se recoge el desarrollo de la Asamblea Extraordinaria de Accionistas de la Corporación Financiera Colombiana S.A., celebrada el día 28 de septiembre de 2.005, en que consta la aprobación de los Estados Financieros a 31 de Mayo de 2.005, dictaminados por Revisor Fiscal, el Compromiso de Fusión y se conceden amplias atribuciones al Representante Legal.

4.- Copia de las Actas números 1.555 y 1.312, ambas del 5 de septiembre de 2.005, en las cuales constan las autorizaciones impartidas por las Juntas Directivas de la CORPORACION FINANCIERA DEL VALLE S.A. y de la CORPORACION FINANCIERA COLOMBIANA S.A., respecto del Compromiso de Fusión.

5.- Los Estados Financieros y el Dictamen del Revisor Fiscal a 31 de mayo de 2.005, de LA ENTIDAD ABSORBENTE y LA ENTIDAD ABSORBIDA, con base en los cuales se aprobó el compromiso de Fusión.

6.- Certificado de Existencia y Representación de LA ENTIDAD ABSORBENTE, expedido por la Superintendencia Financiera de Colombia.

7.- Certificado de Existencia y Representación de LA ENTIDAD ABSORBIDA, expedido por la Superintendencia Financiera de Colombia.

8.- Certificado de la Cámara de Comercio de Cali de la CORPORACION FINANCIERA DEL VALLE S.A.

9.- Certificado de la Cámara de Comercio de Bogotá de la CORPORACION FINANCIERA COLOMBIANA S.A. ______

10.- Resolución número 0127 del 16 de diciembre de 2.005 en virtud de la cual la Superintendencia Financiera de Colombia no encuentra objeción para la fusión . ______

11.- Balance de la entidad absorbente a 30 de Noviembre de 2005. ______

A continuación, compareció nuevamente el doctor ENRIQUE URIBE ORTIZ, de las condiciones civiles antes enunciadas, y dijo: PRIMERO: Que obra en el otorgamiento de esta escritura en nombre y representación de la Corporación Financiera del Valle S.A., establecimiento de crédito domiciliado y constituido como se dijo al comienzo de esta escritura, en su carácter de representante legal, en ejercicio de la misma, como consta en el certificado expedido por la Superintendencia Financiera de Colombia de fecha reciente que se protocoliza con esta escritura. SEGUNDO: Que la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., en su sesión del día 28 de septiembre de 2.005, contenida en el acta No. 060, correspondiente a la reunión de esa fecha, la cual presenta en su parte pertinente para su protocolización con esta escritura, autorizó la reforma de los Artículos 1 y 6 de los estatutos sociales, en cuanto al cambio de la razón social, su domicilio y el aumento del capital autorizado, los cuales quedarán rigiendo así: ______


hago constar que esta
02 ENE. 2006
NOTARIA DIECIOCHO
BOGOTA D.C.

PRIMERA: MODIFICACION NOMBRE O RAZON SOCIAL Y DOMICILIO: Que de conformidad con el compromiso de fusión y con las determinaciones adoptadas por la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la


REPUBLICA DE COLOMBIA
PAPEL NOTARIAL
UNION NACIONAL DEL NOTARIADO COLOMBIANO

CORPORACION FINANCIERA DEL VALLE S.A. según consta en la mencionada acta número 60 del veintiocho (28) de septiembre de dos mil cinco (2005) de la citada reunión, a partir de la formalización de la fusión, la CORPORACION FINANCIERA DEL VALLE S.A. (entidad absorbente) cambia su razón social por el de CORPORACION FINANCIERA COLOMBIANA S.A., y su domicilio de la ciudad de Cali a Bogotá D.C.. En consecuencia, se modifica el artículo 1º de los estatutos sociales de la CORPORACION FINANCIERA DEL VALLE S.A. que en adelante quedará así: ———

"Artículo 1º.- NOMBRE O RAZON SOCIAL: CORPORACION FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito e inversión que tiene por función principal la captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por la Ley 45 de 1923, el Decreto 2041 de 1987, el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él". ———

SEGUNDA.- AUMENTO CAPITAL AUTORIZADO: Que para atender la

emisión de acciones necesarias para la entrega de las acciones a los accionistas de la CORPORACION FINANCIERA COLOMBIANA S.A. (entidad absorbida), de conformidad con la relación de intercambio aprobada, la CORPORACION FINANCIERA DEL VALLE S.A. (entidad absorbente) debe aumentar su capital autorizado de $1.000.000.000 a $1.600.000.000, en consecuencia se modifica el artículo 6 de los estatutos sociales de la CORPORACION FINANCIERA DEL VALLE S.A., artículo que en adelante quedará del siguiente tenor: ———

"ARTICULO 6°. CAPITAL. El Capital autorizado de la Corporación Financiera del Valle S.A., es de mil seiscientos millones de pesos ($1.600.000.000.00) moneda legal colombiana, dividido en ciento sesenta millones (160.000.000) de acciones de valor nominal de diez pesos moneda legal colombiana ($10.00), cada una. PARAGRAFO: El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto.".- ———

CONSTANCIA: Los comparecientes hacen constar: 1. Que se conocen entre sí, han verificado cuidadosamente sus nombres y apellidos, el número de sus documentos de identidad y aprueban este instrumento conforme está redactado. 2. Que las declaraciones contenidas en esta Escritura corresponden a la verdad y a lo que han expresado libremente y que asumen de modo exclusivo, la responsabilidad sobre lo manifestado por ellos en caso de utilizar este instrumento para fines ilegales. 3. Que saben que el Notario responde solo por la regularidad formal de los instrumentos que autoriza, no de la veracidad de las declaraciones de los otorgantes, ni la autenticidad o integridad de los documentos que presentados por ellos, forman parte de esta Escritura. ———


Como Notaria Dieciocho de este
Círculo hago constar que esta
FOTOCOPIA coincide con la fotocopia
auténtica que he tenido a la vista
02 ENE. 2006
NOTARIA DIECIOCHO
BOGOTA D.C.

LEIDO. que fue el presente instrumento por los otorgantes,

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AA 24133253



y advertidos de las formalidades pertinentes, lo aprueban y firman de conformidad. El Notario lo autoriza. El presente instrumento se otorga y firma en las siguientes hojas de papel notarial: AA23629504, AA23629505, AA24133014, AA24133252, AA23629508 y AA24133253.-

DERECHOS $ 4'331.420.oo

DECRETO 1681/96

FIRMADOS:

CORPORACION FINANCIERA DEL VALLE S.A.



ENRIQUE URIBE ORTIZ

C.C. No. 17198246.

CORPORACION FINANCIERA COLOMBIANA S.A.



PEDRO NEL OSPINA SANTA MARIA

C.C. No. 71578104 med.

EL NOTARIO DIECIOCHO (18) ENCARGADO


NOTARIA 18
Encargado

GERMAN OYUELA COPABAN

Como Notaria Dieciocho de este Circuito hago constar que esta FOTOCOPIA coincide con la fotocopia auténtica que he tenido a la vista

02 ENE. 2006

OLP

CORFINCOL-FUSION/wp312

ES Fiel COPIA TOMADA DE SU ORIGINAL
LA EXPIDO Y AUTORIZO EN 6 HOJAS
UTILES CON DESTINO A Interesado
EXPEDIDA EN SANTAFE DE BOGOTA 30 DIC. 2005

EL NOTARIO DIECIOCHO



REPUBLICA DE COLOMBIA
NOTARIA 18
Bogotá D.E.
GERMAN OYUELA
Notario Encargado

Como Notaria Dieciocho de este Circulo hago constar que esta FOTOCOPIA coincide con la fotocopia auténtica que he tenido a la vista

02 ENE. 2006

Victoria Bernal
NOTARIA DIECIOCHO
BOGOTA D.C.

❖ En la zona del Magdalena Medio, la Troncal a la Costa está en malas condiciones
❖ La inflación fue inferior al aumento de los precios para el transportador


6
5
4
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2
1
NISSAN

COLPRENSA

Los 63 peajes administrados por el Invías se incrementarán en 4,5 por ciento a partir del 17 de enero, al igual que los ubicados en las 16 concesiones viales.

Peajes

Las vías en mal estado no pueden subir tarifas: gobierno

Oswaldo Vargas Pinzón
Ovargas@larepublica.com.co
Bogotá

El Ministro de Transporte, Andrés Uriel Gallego Henao, advirtió ayer que no autorizará el incremento de peajes en las vías que se encuentren en pésimo estado. "Hasta tanto no estén en buenas condiciones no podrán aumentar sus tarifas", dijo el funcionario.

Gallego se reunió ayer con directivos del Instituto Nacional de Concesiones (Inco) con el fin de analizar peaje por peaje el aumento para 2006 y que en todos los casos no podrá superar la meta de inflación de 4,5 por ciento.

El presidente de la Federación Colombiana de Transportadores de Carga por Carretera (Colfecar) Jaime Sorzano, fue más allá del anuncio del Ministro Gallego y dijo que mientras no se arreglen las vías se debería omitir el pago total del peaje.



"En las vías en mal estado se debe cesar el cobro de los peajes, porque esa tarifa que se paga debería garantizar una vía en óptimas condiciones", dijo Sorzano.

El dirigente gremial aseguró que el Índice de Precios al Productor subió un 2,1 por ciento, mientras que los costos de los transportadores se incrementó en 9,08 por ciento.

"Además del tema de los peajes, hay que recordar el incremento en los combustibles, el cual superó en 2005 el 25 por ciento", dijo Sorzano.

La lista de peajes que podrán incrementar sus tarifas será divulgada en los próximos días, una vez el Gobierno determine el estado de la vía, pero el funcionario adelantó que el peaje ubicado en la troncal a la Costa, en el sector del Magdalena Medio, por mal estado de la vía no se incrementará.

Para el caso de los 62 peajes a cargo del Instituto Nacional de Vías (Invías) el incremento no podrá superar el 4,5 por ciento con respecto a las tarifas de 2005.

En este tipo de casetas el incremento se empezará a cobrar en la madrugada del próximo martes 17 de enero.

En el caso de los peajes ubicados en las 16 vías concesionadas y que de paso son las más transitadas, las nuevas tarifas aumentarán sin superar el IPC de 2005 y su vigencia dependerá de los términos del contrato de concesión.

Executive Summary

New tariffs for tolls

"The tolls located on the roads that are in bad conditions will not be able to increase their tariffs" noticed the Ministro de Transporte, Andrés Uriel Gallego, who analyzed toll by toll in a yesterday meeting with directors of the Instituto Nacional de Concesiones, Inco. The list of tolls which can increase their tariffs will be informed in a few days, after the Government determines the roads states. For the 62 tolls in charge of Instituto Nacional de Vías, Invías, the increase will not be able to surpass the 4.5 per cent taking in account the 2005 tariffs. In this case the increase will be effective since Tuesday morning 17th January. In tolls located in the 16 routes in concession, the increase will not be higher than inflation of 2005.

Pérdidas a transportadores

Directivos de la Asociación para el Fomento y la Seguridad en Distribución Física (Defencarga) señalaron desde Medellín que "como ha sucedido en los últimos años, el Índice de Precios al Consumidor (IPC) elaborado por el Departamento Nacional de Estadística (Dane) se situó por debajo del Índice de Precios al Transportador (IPT) registrado en 2005. Según las cifras, el IPC del año anterior fue de 4,85 por ciento mientras que el IPT fue de 8,16 por ciento."Sin un transporte de carga por carretera eficiente, nunca el país podrá ser competitivo en el campo nacional, ni mucho menos en el internacional, y ello se requiere de manera inmediata, más ahora que Colombia se encuentra próxima a enfrentar el reto del Tratado de Libre Comercio", aseguraron portavoces del gremio.

Para Defencarga, es necesario que el Gobierno Nacional revise las políticas macroeconómicas que de una u otra forma afectan la eficiencia del sector tales como el manejo al precio del combustible y el aumento en cobro de peajes, entre otros.

Peajes en la Autopistas del Café

El Gobierno Nacional, a través del Ministerio de Transporte y del Instituto Nacional de Concesiones, Inco, acordaron con el Concesionario

- Promedio de negociación con renta variable va en 89.350 millones de pesos en 2006
- En lo que va corrido del año las transacciones suman 625.509 millones de pesos

BOLSA. Hay títulos que se han valorizado hasta 56 por ciento en 2006

Siguen las apuestas por las acciones

Alina Camacho Hauad
acamacho@larepublica.com.co
Bogotá


Riesgo país
Puntos básicos
Sobre bonos del tesoro
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232
231
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207
18-Nov.
08-Dic.
30-Dic.
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09-Ene.
11-Ene.
2005
2006
Fuente: Bloomberg

Eran las 10:28 de la mañana cuando el teléfono de Mauricio Barreto, un veterano corredor de una comisionista de bolsa no paraba de sonar. A esa hora ya había recibido 300 órdenes de compra de varias acciones, cuando lo habitual en una sola jornada son 100 6 200 por mucho.

La rueda accionaria de la Bolsa de Valores de Colombia (BVC) llevaba un poco más de una hora en operación y los inversionistas parecían enloquecidos comprando títulos de todos los talantes, pero en especial, de las compañías textileras. Hasta ese momento su firma ya había cerrado negocios por cerca de 3.500 millones de pesos. Su tiempo era tan limitado que escasamente podía ordenarle al "seteador", que es quien en últimas se encarga de ejecutar la operación, que comprara o vendiera, en exclusivo orden de entrada.

A la 1:00 de la tarde, por fin pudo respirar tranquilo. La faena accionaria más agitada del año se despidió con un saldo de negocios por 147.202 millones de pesos y un almuerzo que tuvo que posponer casi hasta el final de la tarde, mientras comprobaba, hacía balances y cuentas de la jornada.

Como él, muchos corredores de bolsa del país fueron testigos del desbordado interés de los inversionistas por comprar acciones, justo cuando la bolsa acumula una valorización de cinco por ciento en el año y cuando incluso, en ese mismo lapso hay papeles que han subido en más de 56 por ciento, como en el caso de Coltejer.

Y a pesar de que varios analistas han insistido en una "muy posible" sobrevaloración en los precios, una vez más en la sesión de ayer se comprobó que a algunos inversionistas, entre ellos fondos de pensiones, personas naturales e inversionistas extranjeros parece no importarles las advertencias.

Sus argumentos son contundentes: que el riesgo país de Colombia es muy bajo y ya se ubica en 208 puntos básicos frente a los bonos del tesoro americano, cuando hace una semana era de 232, que las tasas de interés están muy bajas todavía, que la ola de negocios no terminará este año y que hay tanto dinero en la economía hay que invertirlo en algo.

La jornada

Nuevo récord

Ayer se transaron 144.709 millones de pesos y el mercado de la renta variable estuvo atento al comportamiento de la acción de Bavaria debido a la expectativa que se generó a partir de la asamblea general extraordinaria de la compañía. Las acciones más beneficiadas con el comportamiento de los inversionistas fueron las de Everfit, que creció 53,68 por ciento y tuvo un precio de cierre de 292 pesos y Coltejer, que se valorizó 19,38 por ciento. El título de Protección aumentó su valor en 12,36 por ciento.

Sin embargo, el exacerbado optimismo de algunos contrasta con otras percepciones, como la del analista Javier Fernández Riva quien sin reparo alguno afirma: "el riesgo es alto. Después de subir 400 por ciento en tres años hay mayor propensión a una descolgada y no hay que desconocer que el mercado colombiano es tan pequeño que puede ser manipulado de forma fácil".

Sus razones tiene para preocuparse: ayer, de nuevo se vivió una nueva jornada histórica para el mercado porque el Índice General de la Bolsa de Colombia (Igbc) cerró en 9,988.42. Tal comportamiento representó un incremento de 0,92 por ciento.

Por si fuera poco, en estos días las transacciones suman 625.509 millones de pesos y desde ya, el promedio diario de negociación de 2006 llega a 89.350 millones de pesos diarios, cuando en 2005 fue de 65.608 millones de pesos.

Otros expertos como Edgar Jiménez, de Promotora Bursátil, consideran que la venta de TES anunciada por el Emisor hace dos días sirvieron para que los inversionistas recobraran la confianza en el mercado accionario porque está pensando en recoger parte de la liquidez que le ha irrigado al mercado.

ESTADO. Calculan ingresos por 10.000 millones de pesos

Fogafin vende 5,17% de participación en la BVC

Bogotá

El Fondo de Garantías de Instituciones Financieras (Fogafin) y el Banco del Estado -en liquidación- saldrán de su 5,17 por ciento de participación en la Bolsa de Valores de Colombia (BVC), operación que se ajusta a la política estatal de liquidar algunas de las inversiones que tienen en los mercados financieros y bursátil.

La negociación que involucran 768.179.404 acciones ordinarias emitidas por la BVC se realizará mediante oferta pública de venta en el mercado secundario y se efectuará sobre la oferta más atractiva, según anunció el Gobierno.

La inscripción opera desde ayer y la oferta se abrirá el 12 de enero con fecha de cierre al 25 de enero de 2006 y está dirigida a todas las personas naturales o jurídicas, nacionales o extranjeras que tengan capacidad para hacer este tipo de inversión.

Aunque no hay una cifra definida de cuánto podría obtener el Estado por esa participación, el director del Fogafin, Andrés Flórez Villegas, estima un cálculo preliminar cercano a los 10.000 millones de pesos, pero aclaró que la venta se hará al mejor postor.

"Sólo se considerarán las ofertas que se presenten en forma incondicional e irrevocable y cuyo valor sea igual o superior al precio base, que equivale a diez pesos moneda legal por acción", contempla el Gobierno.

Según la plaza bursátil, Fogafin solicitó la inscripción temporal de las acciones de la Bolsa de Valores en el Registro Nacional de Valores e Intermediarios. "Estas corresponden a aquellos títulos de los que se hizo propietario con ocasión de la liquidación de FES Valores, entidad en liquidación".

El registro obedece a la intención de enajenar esos títulos mediante oferta pública de venta en el mercado secundario junto con otro paquete accionario de la BVC del que es propietario Banestado, entidad en liquidación.

En la actualidad, cerca de 80 por ciento de las acciones de la BVC están en manos de sociedades comisionistas. A finales de 2005 Banestado y Fogafin también vendieron el 3 por ciento de la participación que tenían en el Banco Davivienda. (ACH)

- Analistas estiman que el dólar se debilitará aún más en el presente ejercicio
- Los bonos atados a la inflación siguen siendo los preferidos por los inversionistas

Año nuevo con descenso de 2,7% en precio de las acciones

Bogotá

El primer día del nuevo año no fue el más "lúcido" para las acciones colombianas: el Indice General de la Bolsa de Valores de Colombia (Igbc) cayó 2,70 por ciento, al pasar de 9.513,25 puntos a 9.255,63 puntos. La razón que esgrimen los analistas para explicar el descenso está relacionada con la venta de algunos títulos tras el beneficio tributario que se logra por terminar el año con inversiones en renta variable.

Así lo explicó el analista de Corredores Asociados, Ricardo Durán, quien argumentó: "el mercado no es que haya empezado el año con el pie izquierdo. Lo que sucede es que hubo inversionistas que compraron acciones al cierre de 2005 para disminuir sus impuestos y sólo les importaban sus razones tributarias", dice.

Es decir, el inversionista que acude al mercado de renta variable con afán especulativo o se refugia en las acciones en busca de multiplicar sus excedentes de liquidez, no fue el que liquidó su posición en la poco agitada sesión de ayer. Fue quien compró acciones para reducir sus deudas con el Estado.

La rueda accionaria se caracterizó por un bajo volumen de negociación. Se transaron 26,428 millones de pesos, una cifra superior a la registrada el tres de enero de 2005 y que llegó a 5.869 millones de pesos. Sin embargo, resulta bastante menor al promedio de negociación de noviembre, cercano a los 100.000 millones de pesos.

Según la Bolsa de Valores de Colombia (BVC), los resultados de la primera rueda del año obedecen a la expectativa de los inversores por el pago de dividendos del 2005, un año en el que el mercado bursátil resultó ser una opción de excelentes resultados. "También se está a la espera de otros datos económicos que tradicionalmente se anuncian en los primeros meses del año (PIB y meta de inflación entre otros", según un informe de esta plaza.

La Bolsa también definió la nueva composición de acciones que conformarán la canasta del Igbc entre enero y marzo de 2006. El Índice General de la Bolsa de Colombia, que cerró en 9,513.25 puntos en la última jornada de 2005, será conformado por 37 títulos. La acción de mayor participación será la de Suraminv con 14,48 por ciento. Le siguen la de Bancolombia (13,01 por ciento), Corficolombia (8,17 por ciento) y Bavaria (7,76 por ciento). (ACH)

ENCUESTA. El 38 por ciento espera que el Emisor aumente sus tasas de interés

Factores externos preocupan a los inversionistas en 2006

Alina Camacho Hauad
acamacho@larepublica.com.co
Bogotá

El origen de la intranquilidad de los administradores de portafolios de inversión en 2006 no será ni el ambiente político, ni la situación fiscal del país. Ahora la principal preocupación de los agentes será la coyuntura externa, que en 35 por ciento se manifestó como uno de los posibles "dolores de cabeza" a la hora de invertir este año, según la Encuesta de Opinión Financiera de la Bolsa de Valores de Colombia y de la Fundación para la Educación Superior y el Desarrollo (Fedesarrollo).

El argumento que sustenta esa tendencia corresponde a los pronósticos de una desaceleración de la producción mundial en el año, así como una reducción en los flujos de capital que se dirigen a mercados emergentes como el colombiano.

Sólo al 28 por ciento de los encuestados le inquieta la política monetaria del Banco de la República y al 20 por ciento la situación fiscal del país.

Los administradores también esperan, a diferencia de 2005, un aumento en las tasas de interés por parte del Emisor. El 38 por ciento de los encuestados cree que lo hará en los próximos seis meses, mientras que las expectativas de inflación están divididas: 35 por ciento cree que aumentará, 40 por ciento espera que disminuya y 25 por ciento restante espera que continúe igual en el primer semestre del año.

Del dólar ni se diga. El porcentaje de encuestados que espera una mayor debilidad del peso frente a la divisa estadounidense, pasó de 15 por ciento en noviembre a 40 por ciento en diciembre. ¿La razón? Un menor atractivo de los mercados menos desarrollados y un mayor aumento en las tasas de interés por parte de la Reserva Federal de Estados Unidos, el primer banco central del mundo, llevará al poderoso dólar a latitudes más rentables para los inversionistas.

Los mercados

El argumento de algunos agentes sobre una sobrevaloración en los precios de las acciones se mantuvo: con un incremento de 10 puntos porcentuales, 63 por ciento de los administradores de portafolio encuestados considera que este mercado está caro, mientras que 37 por ciento cree que los títulos de renta variable están en su precio justo.

Según Fedesarrollo, la mayor percepción de sobrevaloración proviene de los administradores de fondos de pensiones y cesantía y los comisionistas de bolsa (75 por ciento), seguidos por las aseguradoras (67 por ciento).


Expectativas macroeconómicas
Próximos 6 meses
2005
Tasa de interés
38
35
Inflación
-5
0
Tasa de cambio*
40
15
Spread
42
45
Crecimiento
20
12
-10 0 10 20 30 40 50
Diciembre
Noviembre
Fuente: BVC / * Aumentará

Los agentes también se inclinan hacia la inversión de títulos de deuda soberana (TES) de corto plazo, al pasar de 32 a 37 por ciento. "En cuanto a los demás activos y como ha ocurrido durante los últimos meses, los bonos indexados al IPC y a la DTF continúan siendo las principales opciones de los administradores de portafolios", según el estudio.

De hecho 42 por ciento de los consultados manifestó su intención de incrementar la compra de bonos amarrados a la inflación y 33 por ciento espera aumentar su posición en bonos atados a la DTF.

❖ La Dian espera incorporar a 800 mil contribuyentes este año y llegar a los 2 millones
❖ Los nuevos declarantes tendrán que gestionar el Registro Unico Tributario (RUT)

Impuestos

Más colombianos a declarar renta

Luis Segundo Gámez
lgamez@larepublica.com.co
Bogotá

Los colombianos que este año ganen más de 2 millones 650 mil pesos mensuales pagarán retención en la fuente, pero en realidad el impuesto se aplica para ingresos superiores a 1 millón 895 mil 001 pesos, una vez descontada la exención del 25 por ciento establecida por ley.

Así lo definió el gobierno en el decreto 4713 que hace parte del denominado "paquete" tributario para el año 2006, expedido en la última semana de diciembre y cuando los colombianos piensan más en los festejos que en los impuestos.

La tarifa de retención empieza con 5 mil pesos (0,26 por ciento) para los salarios entre 1 millón 895 mil 001 pesos y un millón 945 mil pesos. Las personas que devenguen entre 3 millones 10 mil 001 pesos y 3 millones 60 mil pesos, pagarán por retención 7,61 por ciento (230 mil 925 pesos).

A los asalariados con un sueldo de más de 8 millones 96 mil 001 pesos se les descontará por retención en la fuente 1 millón 741 mil 945 pesos, y el 35 por ciento adicional para el valor que supere esa cifra.

Para actualizarlos la REPUBLICA decide recordar hoy la tabla de retención en la fuente, los topes para declarar renta, los límites para el cobro de 4 por mil, y el calendario tributario para 2006.

Este año la Dian espera incluir por lo menos a 800 mil personas más como declarantes de impuestos y llegar a los 2 millones, pero no necesariamente los nuevos obligados a declarar tendrán que pagar tributos.

En 2006 declaran quienes en 2005 obtuvieron ingresos por 63 millones 660 mil pesos, es decir, 5 millones 305 mil pesos mensuales o terminaron el año con un patrimonio superior a 84 millones 880 mil pesos, aunque para los agricultores este monto es de 106 millones 100 mil pesos.

Adicionalmente, las personas que hicieron compras en efectivo, cheque o tarjeta de crédito por más de 53 millones 050 mil pesos y los que consignaron en los bancos más de 84 millones 880 mil pesos.

Declaran también los que celebraron contratos de venta de bienes o prestación de servicios gravados por 63 millones 660 mil pesos y los denominados pequeños declarantes que hayan recibido más de 26 millones 525 mil pesos en el año.

Executive Summary

More people to declare taxes

Monthly incomes from 1'895.001 Colombian pesos must pay withholdings. People with an income higher than 8'096.001 have to pay 21.58 per cent of it and 35 per cent of the differential between their earnings and this figure. Wage-earning people with incomes lower than 92'550.000 Colombian pesos could reduce their withholdings with payments in education, health, house interests, mortgage leasing and feeding. Dian hopes to include 800 thousand new taxes declarers but they will not have to pay taxes necessarily.

Tabla de retención en la fuente

Año gravable 2006

Intervalos de ingresos sujetos a retención			% de Retención	Valor a retener
TARIFA DEL 0%				
1	a	1.895.000	0,00%	0
TARIFA DEL 20%				
1.895.001	a	1.945.000	0,26%	5.000
1.945.001	a	1.995.000	0,76%	15.000
1.995.001	a	2.045.000	1,24%	25.000
2.045.001	a	2.095.000	1,69%	35.000
2.095.001	a	2.145.000	2,12%	45.000
2.145.001	a	2.195.000	2,53%	55.000
2.195.001	a	2.245.000	2,93%	65.000
2.245.001	a	2.295.000	3,30%	75.000
2.295.001	a	2.345.000	3,66%	85.000
2.345.001	a	2.395.000	4,01%	95.000
2.395.001	a	2.445.000	4,34%	105.000
2.445.001	a	2.495.000	4,66%	115.000
2.495.001	a	2.545.000	4,96%	125.000
2.545.001	a	2.595.000	5,25%	135.000
2.595.001	a	2.645.000	5,53%	145.000
2.645.001	a	2.695.000	5,81%	155.000
2.695.001	a	2.745.000	6,07%	165.000
2.745.001	a	2.795.000	6,32%	175.000
2.795.001	a	2.845.000	6,56%	185.000
2.845.001	a	2.895.000	6,79%	195.000
2.895.001	a	2.945.000	7,02%	205.000
2.945.001	a	2.995.000	7,24%	215.000
2.995.001	a	3.010.000	7,38%	221.500
TARIFA DEL 29%				
3.010.001	a	3.060.000	7,61%	230.925
3.060.001	a	3.110.000	7,96%	245.425
3.110.001	a	3.160.000	8,29%	259.925
3.160.001	a	3.210.000	8,62%	274.425
3.210.001	a	3.260.000	8,93%	288.925
3.260.001	a	3.310.000	9,24%	303.425
3.310.001	a	3.360.000	9,53%	317.925
3.360.001	a	3.410.000	9,82%	332.425
3.410.001	a	3.460.000	10,10%	346.925
3.460.001	a	3.510.000	10,37%	361.425
3.510.001	a	3.560.000	10,63%	375.925
3.560.001	a	3.610.000	10,89%	390.425
3.610.001	a	3.660.000	11,14%	404.925
3.660.001	a	3.710.000	11,38%	419.425
3.710.001	a	3.760.000	11,62%	433.925
3.760.001	a	3.810.000	11,85%	448.425
3.810.001	a	3.860.000	12,07%	462.925
3.860.001	a	3.910.000	12,29%	477.425
3.910.001	a	3.960.000	12,50%	491.925
3.960.001	a	4.010.000	12,71%	506.425
4.010.001	a	4.060.000	12,91%	520.925
4.060.001	a	4.110.000	13,11%	535.425
4.110.001	a	4.160.000	13,30%	549.925
4.160.001	a	4.210.000	13,49%	564.425
4.210.001	a	4.260.000	13,67%	578.925
4.260.001	a	4.310.000	13,85%	593.425
4.310.001	a	4.360.000	14,02%	607.925
4.360.001	a	4.410.000	14,19%	622.425
4.410.001	a	4.460.000	14,36%	636.925
4.460.001	a	4.510.000	14,52%	651.425
4.510.001	a	4.560.000	14,68%	665.925
4.560.001	a	4.610.000	14,84%	680.425
4.610.001	a	4.660.000	14,99%	694.925
4.660.001	a	4.710.000	15,14%	709.425
4.710.001	a	4.760.000	15,29%	723.925
4.760.001	a	4.810.000	15,43%	738.425
4.810.001	a	4.860.000	15,57%	752.925
4.860.001	a	4.910.000	15,71%	767.425
4.910.001	a	4.960.000	15,84%	781.925

Intervalos de ingresos sujetos a retención			% de Retención	Valor a retener
4.960.001	a	5.010.000	15,98%	796.425
5.010.001	a	5.060.000	16,11%	810.925
5.060.001	a	5.110.000	16,23%	825.425
5.110.001	a	5.160.000	16,36%	839.925
5.160.001	a	5.210.000	16,48%	854.425
5.210.001	a	5.260.000	16,60%	868.925
5.260.001	a	5.310.000	16,72%	883.425
5.310.001	a	5.360.000	16,83%	897.925
5.360.001	a	5.410.000	16,94%	912.425
5.410.001	a	5.460.000	17,05%	926.925
5.460.001	a	5.510.000	17,16%	941.425
5.510.001	a	5.560.000	17,27%	955.925
5.560.001	a	5.610.000	17,38%	970.425
5.610.001	a	5.660.000	17,48%	984.925
5.660.001	a	5.710.000	17,58%	999.425
5.710.001	a	5.760.000	17,68%	1.013.925
5.760.001	a	5.810.000	17,78%	1.028.425
5.810.001	a	5.860.000	17,87%	1.042.925
5.860.001	a	5.910.000	17,97%	1.057.425
5.910.001	a	5.960.000	18,06%	1.071.925
5.960.001	a	6.010.000	18,15%	1.086.425
6.010.001	a	6.060.000	18,24%	1.100.925
6.060.001	a	6.110.000	18,33%	1.115.425
6.110.001	a	6.160.000	18,42%	1.129.925
6.160.001	a	6.210.000	18,50%	1.144.425
6.210.001	a	6.260.000	18,59%	1.158.925
6.260.001	a	6.310.000	18,67%	1.173.425
6.310.001	a	6.360.000	18,75%	1.187.925
6.360.001	a	6.410.000	18,83%	1.202.425
6.410.001	a	6.460.000	18,91%	1.216.925
6.460.001	a	6.510.000	18,99%	1.231.425
6.510.001	a	6.560.000	19,07%	1.245.925
6.560.001	a	6.610.000	19,14%	1.260.425
6.610.001	a	6.660.000	19,22%	1.274.925
6.660.001	a	6.710.000	19,29%	1.289.425
6.710.001	a	6.760.000	19,36%	1.303.925
6.760.001	a	6.810.000	19,43%	1.318.425
6.810.001	a	6.860.000	19,50%	1.332.925
6.860.001	a	6.910.000	19,57%	1.347.425
6.910.001	a	6.960.000	19,64%	1.361.925
6.960.001	a	7.010.000	19,71%	1.376.425
7.010.001	a	7.060.000	19,77%	1.390.925
7.060.001	a	7.110.000	19,84%	1.405.425
7.110.001	a	7.160.000	19,90%	1.419.925
7.160.001	a	7.210.000	19,96%	1.434.425
7.210.001	a	7.246.000	20,02%	1.446.895
TARIFA DEL 35%				
7.246.001	a	7.296.000	20,11%	1.461.945
7.296.001	a	7.346.000	20,21%	1.479.445
7.346.001	a	7.396.000	20,31%	1.496.945
7.396.001	a	7.446.000	20,41%	1.514.445
7.446.001	a	7.496.000	20,51%	1.531.945
7.496.001	a	7.546.000	20,60%	1.549.445
7.546.001	a	7.596.000	20,70%	1.566.945
7.596.001	a	7.646.000	20,79%	1.584.445
7.646.001	a	7.696.000	20,88%	1.601.945
7.696.001	a	7.746.000	20,97%	1.619.445
7.746.001	a	7.796.000	21,06%	1.636.945
7.796.001	a	7.846.000	21,15%	1.654.445
7.846.001	a	7.896.000	21,24%	1.671.945
7.896.001	a	7.946.000	21,33%	1.689.445
7.946.001	a	7.996.000	21,41%	1.706.945
7.996.001	a	8.046.000	21,50%	1.724.445
8.046.001	a	8.096.000	21,58%	1.741.945
8.096.001	En adelante			1.741.945
más el 35% del exceso sobre $ 8.096.000				

Fuente: Dian

TRIBUTOS. Exención del 4 por mil se obtiene por una sola cuenta

Claves para reducir retención en la fuente

Los asalariados con ingresos en 2005 menores a 92 millones 552 mil pesos podrán disminuir la retención en la fuente con los pagos en educación o salud, intereses de vivienda, leasing hipotecario y alimentación.

Por intereses generados por los créditos hipotecarios la retención se puede disminuir hasta en 2 millones 56 mil pesos mensuales, al igual que el costo financiero por tener una vivienda en leasing hipotecario.

Son deducibles para el empleador y no constituyen ingreso para el trabajador los pagos por alimentación a empleados en restaurantes de la empresa o de terceros, o por tiquetes para la adquisición de alimentos hasta por 2 salarios mínimos mensuales. El beneficio lo obtienen los trabajadores que ganen hasta 15 salarios mínimos mensuales.

A partir del primero de enero de este año las cuentas de ahorro que "muevan" menos de 4 millones 250 mil pesos mensuales no pagarán el impuesto del 4 por mil.

La exención del 4 por mil se obtiene para una sola cuenta, luego de llenar un formato en la entidad bancaria en el que se ratifica que dicha cuenta es la única exenta.

La sanción mínima que la Dian cobrará a los contribuyentes que no cumplan con sus obligaciones ante la entidad, como por ejemplo, no declarar estando obligado a hacerlo será de 201 mil pesos.

Por no enviar la información requerida, no suministrarla dentro del plazo establecido, presentar errores o por no corresponder a lo solicitado por la entidad, la sanción puede llegar a 296 millones 640 mil pesos.

La sanción por expedir facturas sin requisitos será del 1 por ciento del valor de las operaciones facturadas, sin exceder de 19 millones 44 mil pesos. (LSG)

ECONÓMICAS

CIFRA DEL DÍA

1.630 barriles por día se redujo el volumen de combustibles hurtados a los poliductos de Ecopetrol en el 2005.

DÓLAR		CAFÉ COLOMBIANO		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	En dólares	En pesos
Tasa representativa del mercado	2.284,22	Dólares por libra OIC		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $153,5021	Euro	1,1782	2.694,07
Casa de cambio (c)	2.180,00	Hoy	1,15	Hoy	61,04	Hoy	9.513,25	DTF	6,19%	MAÑANA $153,5075	Bolívar		1,06
Casa de cambio (v)	2.233,75	Ayer	1,15	Ayer	61,04	Ayer	9.513,25	DTF Trimestre anticipado	5,96%		Peso mexicano		214,64
								Tasa de usura	26,03%				

Caída de 2,04% en la Bolsa

El índice de la Bolsa de Colombia (Igbc) cayó ayer en un 2,04 por ciento y cerró en 9.513,25 puntos, informó la entidad. Las negociaciones con acciones totalizaron 26.428 millones de pesos. Se negociaron acciones de 20 compañías, de las que tres subieron de precio, 13 bajaron y cuatro no registraron variación. La mayor alza fue Tablemac, 1,04 por ciento, y la mayor baja, Nacional de Chocolates, 6,04 por ciento.

Desde Europa, giros más grandes

Archivo / EL TIEMPO

Cada giro al país de trabajadores colombianos desde Europa es mayor en promedio que los que se envían desde Estados Unidos, a pesar de que desde este último país se envía más dinero. Desde Europa los envíos son de 425 dólares por giro, en tanto que los provenientes de E.U., pese a ser más numerosos representan en promedio 272 dólares por envío. Así lo muestra una encuesta divulgada por el Banco de la República.

Isagén obtiene préstamo

Isagén, empresa generadora de energía, obtuvo un préstamo a 20 años por 250 millones de dólares el cual será destinado a financiar el plan de inversiones de la compañía que consiste en la modernización de centrales eléctricas. El préstamo fue estructurado por Citigroup Global Markets Inc, con la garantía parcial del Gobierno de Colombia y el seguro de riesgo político de la agencia estadounidense Opic.

Venden porción de Abocol

Colcorp, una filial del Bancolombia, vendió su participación en la firma Abocol por 20 millones de dólares según reveló la Superintendencia Financiera. La compañía compradora se denomina V. International Ventures Inc., la cual tiene sede en Panamá. Abocol registra ingresos operaciones por 280.000 millones de pesos y tiene planta de producción en la Costa Atlántica e inversiones en Costa Rica.

Más oferta de carros para el 2006

General Motors invertirá 400 millones de dólares este año para continuar con su trayectoria de crecimiento en América Latina. Los recursos se destinarán al desarrollo de 14 nuevas líneas de productos que serán presentados al mercado antes de que finalice el primer semestre. Según voceros de la compañía, la inversión incluye lanzamientos en Colombia, Brasil, Venezuela, Ecuador, Argentina y Chile.

Defensor del cliente en la Bolsa

Archivo / EL TIEMPO

A partir del 15 de abril las sociedades comisionistas de bolsa, las administradoras de fondos de inversión y las bolsas de bienes y productos agropecuarios y agroindustriales deberán tener un defensor del cliente, cuya función será la de garantizar a los usuarios la respuesta inmediata a sus inquietudes. Así lo estipula el Decreto 4759 del 30 de diciembre del 2005, que además contempla sanciones para quienes incumplan.

Subsidio al servicio de acueducto

El Gobierno garantizó la entrega de subsidios a los usuarios de acueducto, alcantarillado y aseo, pertenecientes los estratos 1, 2 y 3 que residan en las áreas metropolitanas de Medellín, Barranquilla, Bucaramanga y Cali. También se beneficiarán los usuarios de bajos estratos que vivan en zonas donde una sola empresa presta el servicio en varios municipios como Bogotá, Soacha y Puerto Colombia.

Lafam lanzó programa social

La compañía Lafam Vision Center, creada hace 35 años, puso en marcha un programa social para disminuir los índices de colombianos con problemas de visión. La campaña le ofrece a cualquier persona que se realice cada año un examen de ojos y al mismo tiempo, si lo necesita, reciba un par de lentes de visión sencilla gratuitos con lo cual únicamente deberán cancelar el valor de la montura.

CONSTRUCCIÓN / ENTRE 2002 y 2005, ÁREA EN CONSTRUCCIÓN BAJÓ 30%

Vivienda social en su punto más bajo en cuatro años

Mientras la vivienda para estratos medios y altos está imparable, la de estratos bajos está decreciendo. Falta de tierras y mal negocio para constructores, entre las causas.

La reactivación de la construcción, que se ha convertido es uno de los principales propulsores del crecimiento económico, no ha sido suficiente para motivar a los empresarios de este sector a edificar más viviendas para las familias de menores recursos y sus esfuerzos cada vez están más centrados en atender a las personas mejor acomodadas.

Es más, en los últimos cuatro años, los metros cuadrados que se destinan a la construcción de Vivienda de Interés Social (VIS) han disminuido. Según el Censo de Edificaciones del Dane, entre enero y septiembre del 2002 y el mismo periodo del 2005, las obras en proceso para VIS pasaron de 4,94 millones de metros cuadrados a 3,41 millones, es decir, 30 por ciento menos.

Igualmente, se pasó de construir 87.349 viviendas sociales a 59.486, lo que implica una baja de 31 por ciento.

Por el contrario, los metros cuadrados que se destinan a la vivienda que no es VIS (la que cuesta más de 55 millones de pesos) aumentaron 208 por ciento al pasar de 5,75 millones en septiembre del 2002 a 17,7 millones de metros cuadrados en el mismo mes del 2005.

Así mismo, el número de viviendas de estrato alto subió en 162 por ciento. Entre enero y septiembre del 2005 estaban en construcción 122.691 unidades.

¿Qué está pasando?

Para Álvaro Villota, gerente de la Constructora Norço, especializada en VIS, el contraste entre vivienda social y vivienda de estratos altos se debe a que cuando las viviendas de mayor valor se están vendiendo bien, los constructores tienen pocos incentivos para medirsele a la VIS, dado que allí los precios son fijos y no pueden trasladarle las alzas de los materiales a los compradores.

"Muchos insumos suben por encima del salario mínimo, que es lo que marca la pauta de las alzas en la VIS y por eso los márgenes de rentabilidad son menores a los de las viviendas de estratos altos", explica y agrega que otro de los problemas es la falta de tierra en las principales ciudades para destinar a vivienda social.

Sergio Mutis, presidente de Fedelonjas, opina que esta situación se debe a los cambios presentados en la política de vivienda del Gobierno, que además tiene metas muy ambiciosas pues prometió la construcción de 100.000 viviendas VIS durante cada uno de los cuatro años de su mandato.

"Primero se hizo un revolcón de los subsidios para beneficiar a los más pobres, pero luego se dieron cuenta que a ese grupo no le prestan por más subsidio que tengan, así que volvieron a reajustar los valores, para que el subsidio alto se pueda aplicar a viviendas de más valor", sostuvo Mutis.

2,3 veces es hoy más pequeña una vivienda de interés social con respecto al área promedio de una de los estratos altos.

Según el Ministerio de Ambiente, Vivienda y Desarrollo esta política ha servido para que el 97 por ciento de los subsidios lleguen a los más pobres.

David Buitrago, viceministro de Vivienda, sostiene que el desempeño de la VIS es mejor al que presentan las estadísticas del Dane y que una prueba de ello es el aumento en la entrega de subsidios. La cobertura se ha ampliado en 38 por ciento, lo cual permitió que durante el 2003 y el 2004 se entregaran 22.000 subsidios adicionales y en el 2005 se prevé un impacto similar.

Camacol coincide en que la focalización de los subsidios hace que hoy se estén vendiendo más viviendas VIS. En Bogotá las ventas de estos inmuebles crecen a un ritmo de 44 por ciento.

Viviendas paralelas

** A tercer trimestre del 2005*

- En los últimos cuatro años, el 2003 fue el mejor año para la VIS, pues se edificaron 1'708.041 metros cuadrados.
- En los últimos cuatro años, el 2005 ha sido el mejor para las viviendas que valen más *de 58 millones de pesos, pues* entre enero y septiembre se construyeron 17 millones de metros cuadrados.

	Vivienda social	Vivienda diferente a la social
Valor	Entre 40 y 135 salarios mínimos (entre $ 16'320.000 y $ 55'080.000)	Más de 135 salarios mínimos (Más de $ 55'080.000)
Evolución de los precios	subieron 3,92% en promedio entre el 3er trimestre del 2005 y el mismo periodo del 2004	subieron 0,85 % en promedio entre el 3er trimestre del 2005 y el mismo periodo del 2004
Área promedio *	58,5 metros cuadrados	139 metros cuadrados
Financiación *	5.928 unidades	6.227
Unidades en proceso * de construcción	59.486	122.691
Ayuda gubernamental	Subsidios que van desde 1 hasta 21 salarios mínimos (entre $ 408.000 y $ 8'568.000)	Seguro que protege contra un aumento de a cuota superior al 6% Cuentas AFC que permiten deducir impuestos y que en un crédito de largo plazo implican una ayuda más alta que la que se recibe con un subsidio.

© Gráfico: Diseño Editorial / EL TIEMPO Fuente: Dane

Construcción de Vivienda Social

Obras en proceso entre enero y septiembre (En metros cuadrados)

2002	2003	2004	2005
4'949.927	3'972.896	3'680.553	3'412.887

© Gráfico: Diseño Editorial /EL TIEMPO Fuente: DANE

Construcción de vivienda diferente a la social

Obras en proceso entre enero y septiembre (En metros cuadrados)

2002	2003	2004	2005
5'771.257	10'631.030	14'999.666	17'757.594

© Gráfico: Diseño Editorial /EL TIEMPO Fuente: DANE

ASÍ VA LA FINANCIACIÓN

Entre octubre del 2004 y septiembre del 2005, los créditos de vivienda sumaron 1,5 billones de pesos, de ese monto, el 9 por ciento correspondió a la financiación de la vivienda de interés social, es decir, 139.637 millones de pesos, que equivalen a 23.341 unidades.

Esta cifra implica una reducción del 19 por ciento frente a igual lapso del 2003.

Según el Dane, hoy los créditos hipotecarios para vivienda social financian más inmuebles usados que nuevos. De hecho los préstamos para VIS nueva cayeron 34 por ciento, mientras que los de VIS usada aumentaron 25 por ciento.

Así mismo, se evidencia que los bancos son quienes más les prestan a los compradores de VIS, pues financian el 81,62 por ciento de los créditos para este segmento.

Álvaro Villota, *experto* en el tema, explicó que esto se debe a que los compradores de VIS que obtienen crédito son empleados formales y a ellos la banca no les pone problema, el lío es para los informales.

"A los bancos les sirve prestrale a este segmento porque obtienen beneficios tributarios, el problema es que no hay suficiente oferta", señaló Villota.

Valor de los créditos entregados para compra de vivienda

Doce meses a septiembre (En miles de millones de pesos)

Año	Nueva	Usada
1997	963	796
1998	789	706
1999	412	172
2000	209	126
2001	196	132
2002	204	161
2003	256	154
2004	279	150
2005	269	215

© Gráfico: Diseño Editorial /EL TIEMPO Fuente: DANE

VIVIENDA POR CIUDADES

El Índice de Precios de Vivienda Nueva del Dane revela que Pereira, es la ciudad en donde más se desvalorizó la Vivienda de Interés Social (VIS) en los primeros nueve mes del 2005. La caída fue 19,64 por ciento. Igualmente en Cali, los inmuebles de estrato uno redujeron su precio en 2,16 por ciento.

Por el contrario, en Bucaramanga, las viviendas de estrato uno se valorizaron 15,59 *por ciento entre enero y septiembre* del 2005, las de estrato dos lo hicieron en 22,89 por ciento.

En Bogotá todos los estratos socioeconómicos registraron crecimientos, destacándose el estrato 1 (10,04 por ciento), 6 (6,19 por ciento) y 5 (5,91 por ciento).

En lo que se refiere al área de las viviendas sociales, en Barranquilla es donde son más grandes, pues en promedio miden 67 metros cuadrados.

Bogotá y Medellín tienen las viviendas de estratos bajos más pequeñas, con un área promedio de 52 metros cuadrados.

Frente a las licencias de construcción, en el tercer trimestre del 2005, se presentó un aumento de 6,61 por ciento, del cual fueron responsables principalmente los departamentos de Quindío, Norte de Santander y Bolívar.

Mientras que Antioquia, Valle del Cauca, Magdalena y Cauca le restaron a la cantidad de licencias.

INTERNACIONAL

HAITÍ

Gobierno responsabiliza a la OEA

PUERTO PRÍNCIPE. La OEA "tiene la culpa" de que las elecciones presidenciales y parlamentarias en Haití hayan sido suspendidas por cuarta vez, dijeron ayer fuentes gubernamentales haitianas. El Consejo Electoral Provisional (CEP) de Haití suspendió el pasado viernes y dejó sin nueva fecha, por "problemas logísticos", las elecciones presidenciales y legislativas que estaban previstas para el próximo domingo. -Efe-

CHILE

Pinochet: libertad a medias

SANTIAGO. La Corte de Apelaciones de Santiago concedió ayer libertad provisional bajo fianza de 19.230 dólares a Augusto Pinochet (foto) en un proceso por violación a los DD.HH., pero el ex dictador continuará en arresto domiciliario por otros delitos. Pinochet (90 años) está detenido desde el 25 de noviembre, procesado por su responsabilidad en la desaparición de seis personas en la denominada Operación Colombo en 1976. -AP-

YEMEN

Amenazan con matar a 5 italianos

SANA'A. Los hombres armados de la tribu yemení de los Zaydi, que secuestraron a cinco turistas italianos, amenazaron ayer con matarlos si las fuerzas gubernamentales que los asedian atacan su guarida, dijo una fuente tribal próxima a los secuestradores. La cancillería italiana dijo que las tres mujeres y los dos hombres secuestrados el domingo en Marib, a 170 km al este de la capital Sana'a, se encuentran bien. -AFP-

ORIENTE MEDIO

Autorizan campaña de Barguti

Archivo / EL TIEMPO

JERUSALÉN. El Servicio de Prisiones de Israel recibió órdenes del Gobierno para que facilite a Marwan Barguti (centro) hacer campaña electoral desde prisión. Barguti, condenado a cinco cadenas perpetuas por el asesinato de cinco israelíes entre el 2001 y el 2002, participará en los comicios palestinos del 25 de enero y es considerado como un Nelson Mandela de la región por su apoyo al proceso de paz. -Efe- (TEXTO)

GUATEMALA

Linchan a pandillero

CIUDAD DE GUATEMALA. Una turba de unas 20 personas mató ayer a machetazos a Juan Txep (28 años), un presunto pandillero a quien acusaron de haber agredido a pobladores de la aldea Patzines. "Lo llevaron al cementerio, lo juzgaron y lo machetearon", dijo el policía Israel Miranda Ramírez, de la comisaría de Mazatenango, que tiene jurisdicción sobre el área ubicada a unos 150 km al oeste de la capital. -AP-

DIPLOMACIA / EL PRECIO DEL HIDROCARBURO SUBIÓ DE 50 A 230 DÓLARES

Europa, inquieta por corte del gas de Rusia a Ucrania

Se teme que la llamada 'Guerra del gas' sea una retaliación política de Moscú por la aspiración de Kiev de acercarse a Occidente. Acusan a Kiev de robarse el gas que va hacia Europa.

FRANCISCO MARTÍNEZ*
Para EL TIEMPO
Desde MOSCÚ

Lo que parecía ser un diferendo comercial entre Rusia y Ucrania por los precios del gas, que el primero vende, terminó convertido en un episodio más de una agria disputa diplomática que ya tiene preocupados a varios países europeos por la merma en el suministro del hidrocarburo, y que se explica en la tendencia ucraniana de acercarse a Occidente.

Si la revolución 'naranja' en Ucrania (caída del gobierno prorruso y ascenso del opositor Viktor Yuschenko por presión popular) fue un duro golpe para la influencia rusa en la región, el deseo de Kiev de ingresar a la Organización del Tratado Atlántico Norte (Otan) –en tiempos de la Guerra Fría el principal rival militar e ideológico de los soviéticos– es una gran piedra en el zapato para sus relaciones.

El domingo, Rusia ordenó cerrar el suministro de gas a Ucrania, y ayer el consorcio estatal de gas ruso Gazprom acusó a Ucrania de haberse robado *100 millones de metros cúbicos* de gas que iban destinados a Europa occidental.

Ucrania respondió que está en el "derecho de desviar para sus necesidades el 15 por ciento del gas ruso que pasa por el territorio de la república (...) Lo estipula el contrato..."

La disputa empezó cuando Gazprom (empresa que controla el 90 por ciento de la producción rusa de gas y que suministra la cuarta parte del gas europeo y la quinta del gas mundial) anunció su propósito de elevar las tarifas a sus ex compañeros soviéticos hasta alcanzar los precios del mercado internacional.

Sin embargo, esa subida se ha llevado a cabo de forma selectiva, afectando exclusivamente a Ucrania, Moldavia (ayer anunció que Rusia también le cortó el grifo) y Georgia, con cuyos dirigentes Moscú mantiene tensas relaciones.

Aumentos selectivos

En la otra orilla está Bielorrusia, cuyo presidente, Alexander Lukashenko –considerado un tirano en Europa– ha logrado que su homólogo Vladimir Putin no le suba al gas ni un céntimo.

Hasta ahora, Ucrania pagaba a 50 dólares los mil metros cúbicos de gas. Gazprom incrementó el precio hasta los 160 dólares. El rechazo de Kiev a esa subida dejó en punto muerto las negociaciones y, ahora, el gigante ruso exige 230 dólares. Ucrania reaccionó amenazando con no renovar el contrato de arrendamiento de la base naval rusa de Sebastopol (Crimea), a lo que respondió el Kremlin: "En ese caso tendríamos que reconsiderar las fronteras territoriales".

"Rusia ha optado por dejar de coquetear con los regímenes orientados a Occidente y empezar a defender sus propios intereses nacionales –asegura Alexey Makarkin, subdirector general del Centro de Ingeniería Política–. Moscú no está vengándose de sus contrincantes geopolíticos, solo obra con el máximo pragmatismo e intenta desarrollar su propia expansión económica en el espacio postsoviético".

La disputa se presenta en momentos en que Moscú llegó a la presidencia del 'Grupo de los 8' (países más ricos), por lo que se teme que utilice los hidrocarburos como arma política.

"Lo novedoso del 2006 es la reaparición de Rusia en el mapa de las amenazas mundiales", comentó el diario italiano *La Stampa*. "Sólo cambiaron las herramientas: en lugar de ojivas nucleares y el movimiento comunista internacional, hoy es el grifo de gas".

*Y AP-Efe-AFP

La red de gas natural en Europa

1/4 del gas consumido en Europa llega de Rusia, la mayoría vía Ucrania

Gasoducto noreuropeo (en construcción)
Gasoducto Yamal-Europa
Gasoducto Corriente Azul
KIEV
UCRANIA
IRLANDA
REINO UNIDO
HOLANDA
DINAMARCA
ALEMANIA
BÉLGICA
FRANCIA
ESPAÑA
ITALIA
AUSTRIA
CHECA
ESLOVAQUIA
HUNGRÍA
RUMANIA
BULGARIA
POLONIA
LETONIA
LITUANIA
BIELORRUSIA
TURQUÍA
ARGELIA

Gráfico: Diseño Editorial / EL TIEMPO

ENERGÍA NUCLEAR, ¿UN RECURSO?

Aunque Alemania no ha tenido problemas con el suministro de gas, la disputa entre Rusia y Ucrania ya ha provocado reacciones en Berlín luego de que el ministro de economía, Michael Glos, dijo que habría que replantear el calendario previsto de abandono de la energía nuclear para paliar eventuales crisis futuras de suministro de gas ruso.

Durante el gobierno del socialdemócrata Gerhard Schroeder se acordó el cierre de 21 plantas nucleares. "Hay que reflexionar de nuevo sobre qué se puede hacer para no ser dependiente del suministro", dijo Glos, en declaraciones a la radio pública, donde aludió a las centrales nucleares "condenadas a la desconexión por el anterior gobierno".

Glos dijo, sin embargo, que por el momento no hay que temer problemas de suministro, puesto que éste no depende únicamente de Rusia.

Según datos de su ministerio, un 36 por ciento de la importación de gas procede de allí.

Los afectados
Principales países importadores de gas ruso
En millardos de m³ (2004)

País	Millardos de m³
Alemania	36,1
Ucrania	34,3
Italia	21,6
Turquía	14,5
Francia	13,3
Bielorrusia	10,2
Hungría	9,3
R. Checa	6,8
Polonia	6,3
Eslovaquia	5,8

Gráfico: Diseño Editorial / EL TIEMPO

20 **Porcentaje** de la producción mundial de gas que controla la estatal rusa Gazprom. También suministra la cuarta parte del gas que se consume en Europa.

DESASTRES / POR LO MENOS 7 MUERTOS Y 50.000 HECTÁREAS AFECTADAS

Fuego y lluvia azotan a parte de E.U.

CARBON (AP-Efe)

Bomberos exhaustos seguían ayer luchando por contener los extensos incendios de pastizales en Texas, que quemaron decenas de viviendas y aparentemente arrasaron algunas pequeñas poblaciones. Simultáneamente, otros incendios devastaron miles de hectáreas en Oklahoma y Nuevo México, y obligaron a la evacuación de centenares de personas, para prevenir nuevas muertes, tras las cuatro que fueron reportadas.

El incendio más grande en Texas abarca casi 9.100 hectáreas en el distrito de Eastland, 200 km al oeste de Dallas. Este incendio ha cubierto una franja de 55 km de largo y hasta cinco de ancho, y más de 150 miembros de 30 departamentos de bomberos siguen luchando contra las llamas.

En todo Texas, el fuego ha dañado pastizales y bosques en unas 48.000 hectáreas, y arrasado los pueblos de Ringgold y Kokomo, donde vivían unas 125 personas.

De otra parte, decenas de incendios cubrieron de nubes negras Oklahoma. Vientos hasta de 80 kph extendían los focos, incluso en Oklahoma City, la capital estatal, donde dos vecindarios debieron ser evacuados. En total, fueron devastadas más de 2.000 hectáreas.

WILMA WEHRENBERG CLAYTON (87 años) se aleja de las cenizas de su casa, en Guthrie (Oklahoma), donde vivió 52 años. AP

Temor por la capital

"No sabemos dónde estaremos hoy –dijo el jefe de bomberos de Oklahoma City, Brian Stanaland–. A esta altura, pensamos que toda la ciudad está en peligro por los incendios de los pastizales".

Y en Nuevo México, los socorristas realizaban tareas de limpieza después de que cuatro incendios en la zona de Hobbs arrasaron 26 hectáreas de pastos y quemaron decenas de viviendas y graneros.

Las autoridades advirtieron que en el tiempo seco y ventoso persistía el peligro extremo de incendios. Modelos realizados por computador indicaron que no habrá lluvias en el futuro próximo, dijo Jesse Moore, del servicio meteorológico en Fort Worth.

Paradójica y lamentablemente, la situación inversa se vive en el norte de California: miles de personas se han visto obligadas a abandonar sus casas debido a graves inundaciones, provocadas por dos tormentas.

Río desbordado

En Napa, el desbordado flujo de aguas, el peor desde 1986, dañó durante el fin de semana unas 750 casas y comercios, después de que un río alcanzó el sábado casi 1,50 m por encima de su nivel habitual.

Hasta el momento, las autoridades calculan que la ciudad ha tenido daños por valor de 50 millones de dólares.

Dieciocho condados o municipios en el norte de California han declarado estado de emergencia, y en seis condados varios miles de personas han evacuado sus casas desde que el viernes la primera de las dos tormentas se abatió sobre la región. Las autoridades han informado de la muerte de tres personas por las inundaciones en California.

'MARCOS' (centro) llegó ayer a la Universidad de la Tierra, en Chiapas, para reunirse con unas 200 personas. AP

MÉXICO / 'TODOS PUEDEN EXPRESARSE'

Fox da la 'bendición' a gira de zapatistas

CIUDAD DE MÉXICO (Efe-AFP)

El Gobierno dio ayer la bienvenida a la gira nacional zapatista y admitió que el alzamiento guerrillero de hace 12 años en Chiapas ayudó a poner el tema indígena en el primer plano de la agenda nacional.

La administración de Vicente Fox considera que en el marco de las "leyes y de la libre expresión que garantiza la democracia mexicana, todos los grupos pueden expresar sus ideas".

Miembros desarmados y simpatizantes del Ejército Zapatista de Liberación Nacional (Ezln) emprendieron el domingo en el estado de Chiapas una gira de sur a norte de México para mostrar su postura política. El tour zapatista durará 6 meses y recorrerá 32 estados.

Los rebeldes denominaron la gira la "otra campaña" en referencia a la campaña política para las elecciones del 2 de julio.

El 'subcomandante Marcos', que encabeza la caravana, dijo que visitarán diversas comunidades indígenas y campesinas para pedir a sus simpatizantes que se "definan como de izquierda y anticapitalistas".

Ayer, 'Marcos' y unas 200 personas se reunieron en la Universidad de la Tierra, una escuela-albergue de San Cristóbal de Las Casas, donde se enseñan oficios a los indígenas chiapanecos.

Bolsa de Valores de Colombia

Acciones de mayor movimiento

Especie	Precio Promedio $	Precio Cierre $	Variación diaria %	Volumen Millones $	Valor Patrimonial	Bursatilidad (IBA)
SURAMINV	19.733,36	19.760,00	1,13%	27.343,06	14891,60	ALTA
FABRICATO	84,49	84,00	8,87%	20.809,83	90,21	ALTA
INVERARGOS	12.941,46	13.000,00	1,56%	14.477,51	8412,12	ALTA
CORFICOLCF	14.094,70	14.180,00	1,29%	14.037,06	10271,84	ALTA
COLINVERS	22.468,07	22.400,00	2,75%	13.275,74	22759,79	ALTA
BCOLOMBIA	16.848,66	16.740,00	2,20%	10.838,63	4257,28	ALTA
TABLEMAC	5,89	5,58	-12,82%	7.102,89	5,28	MEDIA
ISA	5.884,40	5.880,00	-0,17%	6.429,67	2865,74	ALTA
CHOCOLATES	12.733,82	12.700,00	0,00%	5.102,51	8642,84	ALTA
CEMARGOS	50.328,59	50.080,00	0,28%	4.438,81	25554,61	ALTA
PFBCOLOM	17.507,24	17.400,00	-1,02%	4.177,83	4257,28	ALTA
GRUPOAVAL	847,41	848,00	0,47%	3.885,87	276,33	ALTA
EXITO	7.855,07	7.860,00	0,51%	2.747,09	8874,78	ALTA
MEGABANCO	0,38	0,37	6,71%	2.035,87	0,09	MEDIA
PAZRIO	67,02	67,00	0,00%	1.733,28	39,77	ALTA
MINEROS	1.718,53	1.745,00	7,72%	1.629,85	402,24	MEDIA
BAVARIA	44.178,87	44.180,00	-0,09%	1.308,87	18796,15	ALTA
INTERBOLSA	11.994,41	11.840,00	-1,00%	838,37	6589,56	MEDIA
PVETB	1.074,03	1.080,00	0,93%	771,54	558,80	ALTA
COLTEJER	82,29	85,50	18,38%	668,08	245,50	MEDIA
BOGOTA	31.065,12	31.000,00	0,00%	615,87	7020,13	ALTA
CARULLA	17.729,30	17.900,00	-0,56%	415,45	10928,84	BAJA
VALBAVARIA	628,13	620,00	-1,59%	411,48	384,30	MEDIA
UNION	21,34	21,50	0,00%	198,68	9,00	MEDIA
PROMIGAS	24.015,35	24.000,00	-0,25%	139,77	7003,88	MEDIA
PROTECCION	48.224,00	50.500,00	12,36%	123,06	9095,00	BAJA
PFCORFICOL	14.210,00	14.320,00	2,28%	110,24	9010,00	MEDIA
COLPATRIA	33,84	34,00	1,80%	98,71	12,00	MEDIA
EVERFIT	284,29	292,00	53,68%	81,00	599,00	NINGUNA
OCCIDENTE	22.000,00	22.000,00	0,00%	48,91	5608,72	MEDIA
GASNATURAL	38.000,00	38.000,00	2,70%	38,00	14229,44	BAJA
ADMINVER	418,59	420,00	0,00%	38,80	194,79	MEDIA
CARTON	7.100,00	7.100,00	1,43%	16,33	10665,93	BAJA
SANTANDER	2.000,00	2.000,00	-2,44%	8,90	1046,00	MEDIA
CINECO	2.800,00	2.800,00	0,72%	5,13	2557,44	MINIMA
INVERAVAL	480,88	500,00	0,00%	4,81	283,38	BAJA
PFBBVA	140,00	152,00	0,00%	2,80	81,00	BAJA
SETAS	27,50	38,00	0,00%	2,22	32,52	MINIMA
CORFINVER		8.900,00			6408,27	ALTA
SDINTERBOL		11.700,00			5589,58	BAJA
VALSIMESA		1.600,00			1777,27	BAJA

Fuente: Bolsa de Valores de Colombia

Índices accionarios


IGBC
Bolsa de Colombia Dic-Ene
9.988,42
9.378,27
DOW JONES
Bolsa de Nueva York Dic-Ene
11.044,40
10.796,26

Fuente: Bolsa de Colombia

Fuente: Bolsa de Nueva York

NIKKEI
Bolsa de Tokio Dic-Ene
16.383,58
16.194,81

Fuente: Bolsa de Tokio

FTSE 100
Bolsa de Londres Dic-Ene
5.673,50
5.622,80

Fuente: Bolsa de Londres

Fiduciarias

Fiduciaria	Fondo	Rent.
Acción Fiduciaria	FCO Acción	4,75%
Alianza Fiduciaria	FCO Alianza	5,85%
Banistmo	Open	4,80%
Banistmo	*Special*	4,48%
BBVA Fiduciaria	FCO Fam	4,79%
BBVA Fiduciaria	FCE Efectivo	6,23%
Cititrust	FCO Interfondo	4,91%
Fiduagraria	FCO Confirenta	5,69%
GNB Sudameris	FCO Cash	6,07%
GNB Sudameris	FCE Vip	5,78%
Fiducafé	FCO Rentacafé	5,41%
Fiducentral	FCO Fiducentral	5,82%
Fiducolmena	FCO Fiducolmena	4,05%
Fiducolombia	FCO Fiducuenta	5,48%
Fiducomercio	FCO Unir	4,97%
Fiducor	FCO Fiducor	5,96%
Fiudavivienda	FCE Daviplus	6,29%
Fiduunión	FCO Único	4,99%
Fiduoccidente	FCO Occi Renta	5,40%
Fiduprevisora	FCO Efectivo	5,73%
Fiduskandia	FCO Skandia 2010	7,05%
Fidusuperior	FCO Superior	4,79%
Fiduvalle	FCO Valor Plus	5,23%
Helm Trust	FCO Credifondo	5,40%
Santander Investment	FCO Super Trust	4,62%

Rentabilidad efectiva neta promedio a 30 días
Fuente: Asociación de fiduciarias

Fondos de valores

Administrador	Fondo	Efo. neta Último mes
Acciones de Colombia	Acco Renta	6,15%
Afín	Afín Valores Vista	6,28%
Asesores en Valores	*Invertir*	6,28%
BBVA Val. Ganadero	Patrimonio	7,18%
Corredores Asociados	Interés	5,65%
Corredores Asociados	Acción	177,12%
Correval	Fonval	5,17%
Correval	Fonval Cdn	5,49%
Intervalores	Proyección	5,10%
Nación	Renta Nación	5,32%
Nación	Dólar Nación	-1,70%
Nacional de Valores	Rentaval	6,46%
Profesionales de Bolsa	Valor	5,70%
Profesionales de Bolsa	Renta Total	6,38%
Promotora Bursátil	Promorenta	5,47%
Serfinco	Olimpia	5,62%
Serfinco	Esparta 30	5,98%
Suvalor	Opción	6,05%
Suvalor	Surenta	6,02%
Ultrabursátiles	Ultrarenta	4,93%
Ultrabursátiles	Ultravalores	5,47%
Valores de Occidente	*Occivalor*	5,57%
Valores de Occidente	Occivalor Premium	7,76%
Valores del Popular	Multiplus	6,25%

Rentabilidad efectiva neta promedio a 30 días
Fuente: Comisionistas de bolsa

SALARIOS / SURGE NUEVO GRUPO SINDICAL EN ECOPETROL

Fisuras en el sindicalismo por aumento del mínimo

Mientras algunos sindicalistas hacen críticas al aumento salarial pactado en diciembre pasado, la CGT se defiende y ratifica que el 6,95 fue un gran logro.

Un comunicado firmado por 9 representantes de la CUT levantó ampolla al interior de los sindicatos y dejó en evidencia las fisuras que existen entre quienes defienden los derechos de los trabajadores.

El incremento de 6,95 por ciento pactado en diciembre pasado entre los gremios, el Ministerio de la Protección Social y las centrales obreras: CGT, la CUT y la Confederación de Trabajadores de Colombia (CTC), se convirtió en la manzana de la discordia entre los representantes sindicales, al punto que Julio Roberto Gómez, presidente de la CGT y representante de los trabajadores ante la Organización Internacional del Trabajo (OIT) dijo estar dispuesto a dar un debate sobre el tema.

Los opositores

La carta dice que "el acuerdo no corresponde a la realidad que vive el movimiento sindical y los trabajadores, y que significa un revés en la lucha contra las políticas del presidente Álvaro Uribe y sus propósitos reeleccionistas". Añade que "tampoco resuelve los problemas de los sindicatos ni de los trabajadores".

Para Édgar Páez, representante de Sintrainal, "hacer semejante escándalo porque pactaron para un poquito de gente un aumento salarial, no representa nada para la pobreza que hay en este país".

Domingo Tovar, especialista en Derechos Humanos de la CUT e integrante del *Movimiento Obrero (Moir)* es una de las personas que firma la carta porque no comparte el procedimiento utilizado para pactar el aumento. "La regla de oro es que se discute colectivamente el tema del salario y a medida que se avanza en el acuerdo nos informan antes de tomar una decisión. Pero este año nos enteramos por los medios que el aumento sería de 6,95 por ciento". Los autores buscan llamar la atención de los *demás trabajadores* para que la situación no se repita.

Actitud irresponsable

El presidente de la CGT, Julio Roberto Gómez, califica de irresponsables a los promotores de la carta. "Esa es la actitud de un grupo minoritario que le apuesta al fracaso de las negociaciones. A ellos no les sirve que hayamos logrado un aumento de 2,5 puntos por encima de la inflación y asumen una posición egoísta para los trabajadores".

La CGT argumenta que si el acuerdo no se hubiera logrado, el aumento podría haber sido de un 5 por ciento. "El planteamiento del Ministro de Hacienda era de 4,5 por ciento", dice. Pero lo que más extraña al presidente de la CGT es que "en la mesa de negociación estaba Miguel Antonio Caro de la CUT, una de las personas que firma la carta, así que no es posible afirmar que se enteraron de la negociación por los medios".



ASPECTOS DE una de las reuniones realizadas en diciembre para negociar el aumento del salario mínimo. Archivo / EL TIEMPO

EL CASO DE ECOPETROL

Pero si en la CUT llueve en Ecopetrol no escampa. El pasado 3 de diciembre se creó un nuevo sindicato llamado Sindispetrol, cuyo objetivo es defender a los trabajadores de la industria petroquímica. Según lo explicó Alfredo Castaño Martínez, especialista en Derecho Administrativo y del Trabajo y miembro de Sindispetrol, a través de un comunicado, el sindicato se formó "ante la estructural incapacidad de la dirigencia sindical de la USO para organizar de manera incluyente a los trabajadores".


Valor de las exportaciones
En millones de dólares
Entre enero y noviembre
Tradicionales
6.895
9.402
No tradicionales
8.208
9.850
Totales
15.106
19.252
Año 2004
Año 2005

Fuente: Dane.

EXPORTACIONES

Crece el superávit comercial

Entre enero y noviembre, las exportaciones del país crecieron 15,5 por ciento, totalizando 19.251 millones de dólares, mientras que las importaciones aumentaron en 28 por ciento, llegando a los 17.916 millones.

Como resultado, el Dane informó que la balanza comercial del país (diferencia entre exportaciones e importaciones) registró un superávit de 1.336,3 millones de dólares, 215,3 millones más que en el mismo periodo del 2004.

El mayor saldo a favor se presentó con Estados Unidos, país al que se le exportó un 28,3 por ciento más. El superávit comercial en los primeros once meses del año fue de 2.490,5 millones de dólares.

Por el contrario China fue el país con el que Colombia presentó el mayor déficit comercial, dado que las importaciones superaron con creces las exportaciones. *El saldo en contra* fue de 1.096 millones de dólares.

Con Venezuela, la balanza comercial fue positiva en 884 millones de dólares.

TRANSPORTE

Piden flota naviera

Colombia necesita reducir los fletes del transporte marítimo de cara al TLC y una manera eficaz para lograrlo consiste en crear una marina mercante colombiana competitiva.

Esta propuesta fue hecha por Jaime Sánchez Cortés, a instancias de la Fundación País Marítimo, entidad organizadora del Congreso Nacional Expomares, que realizará este año su tercera versión en la capital del país.

La creación de la Marina Mercante de Colombia sería posible con un impulso inicial del Estado pero esa ayuda se iría marchitando gradualmente.

La Marina Mercante estaría integrada por empresas navieras privadas con sede en Colombia, con el objetivo de operar nichos del negocio naviero con *rutas más directas* y por lo tanto fletes más bajos.

De esta forma se recobrará para el país parte del mercado de flete –estimado en la actualidad en 1.300 millones de dólares anuales– y se generará empleo.

Para que la nueva marina mercante colombiana sea eficaz hay que evitar, a toda costa, repetir los errores del pasado que llevaron a la desaparición de la Flota Mercante Grancolombiana, como por ejemplo carencia de una política marítima nacional de largo plazo, incapacidad empresarial para competir sin protección estatal y estímulos y oportunidades mal usadas.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.

1-10 JUEVES 12 DE ENERO DE 2006 http://wsj.com

Una publicación de DOWJONES

EL TIEMPO Y GRUPOS DE DIARIOS AMÉRICA

What's News—®

INTERNACIONAL

EL ejército de ee.uu. podría cancelar hoy un programa de un avión espía de US$8.000 millones debido a otras prioridades de presupuesto y retrasos e incrementos en el costo de la nave. El Ejército ya había suspendido la financiación del *programa en septiembre* pero había aceptado evaluar las soluciones propuestas por la contratista Lockheed Martin.

* * *

■ BP, petrolera británica, dijo que registrará pérdidas de US$1.300 millones en el cuarto trimestre de 2005. La empresa apunta como razones al cierre prolongado de sus refinerías en Texas, interrupciones de abastecimiento por los huracanes del año pasado y una reestructuración de su negocio de refinería y *marketing*.

* * *

■ Fujitsu, fabricante japonés de computadoras, software y equipo de telecomunicaciones, dijo que invertirá US$1.050 millones en los siguientes dos años para impulsar su capacidad de producción de microchips. El dinero financiará una nueva instalación que empezaría a operar en abril de 2007.

* * *

■ Hyundai, automotriz sudcoreana, dijo que planea terminar una nueva fábrica de motores en China para finales de 2007. Sin decir cuánto invertirá en la nueva planta, agregó que producirá 100.000 motores al año.

■ PSA, operadora de puertos de Singapur, dijo que podría hacer una oferta de hasta US$6.250 millones por la empresa de transporte marino P&O, de Gran Bretaña. Dicha oferta superaría la de la operadora Dubai Ports World, de los Emiratos Árabes Unidos, de US$5.920 millones.

* * *

■ Arnaud Lagardère, presidente de la firma de medios y defensa francesa que lleva su apellido, dijo estar evaluando vender parte de su 15% en European Aeronautic Defense and Space. La venta de su participación en la empresa de defensa y aeronáutica, que es dueña de Airbus, podría realizarse antes de 2007.

* * *

■ DuPont, fabricante estadounidense de químicos, dijo que sus ganancias del cuarto trimestre de 2005 serán menores a su pronóstico, debido a huracanes, interrupción de producción y rendimientos peores de lo anticipado en tres de sus negocios. Estima que ganará unos 10 centavos por acción, la mitad de lo previsto.

* * *

■ DraftWorldwide, firma de publicidad y marketing de EE.UU., ascendió a Laurence Boschetto, cabeza de su oficina en Nueva York, a presidente y director de operaciones, un puesto creado recientemente. Boschetto supervisará las operaciones diarias de la firma.

REGIONAL

PETROBRAS, petrolera estatal brasileña, anunció que invertirá US$18.000 millones en la próxima década para impulsar la producción de gas natural y reducir así la dependencia del país de las importaciones, en su mayoría provenientes de Bolivia.

* * *

■ Enarsa, energética estatal argentina, firmó un acuerdo con sus pares Repsol de España y Petrobras de Brasil, para expandir la exploración de gas y crudo en altamar y prevenir así una futura escasez de éstos en Argentina. El consorcio incluye también a Petrouruguay.

* * *

■ El sector automotriz de Brasil alcanzó un nuevo récord en 2005 al producir 2,4 millones de autos, 10,7% más que en 2004, según informó la asociación de fabricantes de este país.

■ Contratistas de Codelco, cuprífera chilena, rechazaron la oferta más reciente de la firma para establecer una mesa de negociación y optaron por continuar su huelga que ya lleva una semana.

* * *

■ Petroecuador, petrolera estatal ecuatoriana, dijo que exportó 53,21 millones de barriles de crudo en 2005, 6% más que en 2004. Los ingresos de la empresa por este concepto alcanzaron los US$2.299 millones, 43% más que en 2004.

* * *

■ Concha y Toro, vinícola chilena exportó 94,96 millones de litros en 2005, 11,1% más que en 2004. Sus ventas locales subieron 1,5%, pese a caer 5,9% en el cuarto trimestre.

Envíe sus comentarios a: americas@wsj.com

Para compensar las tibias ventas de los chocolates, Cadbury innova con sus chicles

DEBORAH BALL
The Wall Street Journal

HANOVER, EE.UU.

En una mañana reciente, en un laboratorio que Cadbury Schweppes PLC tiene en esta ciudad de Nueva Jersey, 12 personas elegidas por su capacidad de olfato y talento para masticar a un ritmo estable, mascaban chicle y hacían globos.

Para llegar a este punto, fueron necesarios dos años y millones de dólares. El chicle, llamado Trident Splash, es uno de los principales productos nuevos desarrollados por la empresa británica Cadbury. Los científicos de la empresa escudriñaron decenas de sabores antes de elegir dos mezclas: frutilla con lima y menta con vainilla. Tiene un diseño único, con tres capas que incluyen una cáscara de caramelo, una segunda capa de chicle sin azúcar y un líquido en el centro. Algunos prototipos se pegaban a las máquinas de fabricación. Otros goteaban durante el transporte.

¿El propósito de todo? En medio de un estancamiento en las ventas de chocolate, el mayor fabricante de golosinas del mundo quiere desarrollar productos que llenen el vacío. El desempeño de Trident Splash podría determinar si Cadbury está en condiciones de recuperar su brillo.

A fines de los años 90, las ventas de chocolate comenzaron a caer en todo el mundo, a medida que empresas rivales lanzaban alternativas más saludables. Los fabricantes de cereales crearon una cantidad vertiginosa de cereales en barra. Incluso las empresas de helados pasaron a desarrollar productos de tentempié en empaques individuales.

Sabor amargo

A medida que las ventas[1] en EE.UU. de la mayoría de tipos de golosinas están estancadas o cayendo, las de chicle sin azúcar siguen creciendo (variación del total del valor en dólares de las ventas, frente al año anterior).

Chicle sin azúcar
Chocolates
Otros dulces[2]
Chicle regular

2001 2002 2003 2004 2005

[1] Excluye las ventas en tiendas Wal-Mart [2] Incluye mentas, caramelos, dulces de dietéticos y refrescantes de aliento

Fuente: Information Resources Inc.

Al mismo tiempo, avances en los edulcorantes permitieron que fabricantes de chicle lanzaran productos sin azúcar y con mejor sabor. Para colmo, la industria de golosinas está bajo la presión de reducir su marketing debido a quejas de que ayuda a fomentar la obesidad.

Todd Stitzer

Los rivales de Cadbury, que batallan contra el debilitamiento de sus propias marcas de chocolate, han intentado una serie de innovaciones. El año pasado, la gigante suiza Nestlé SA lanzó en el mercado británico una barra de su popular marca KitKat que mezcla sabores de crema y frutilla. La estadounidense Hershey Co. lanzará en breve un chocolate con menos de 100 calorías. Y Mars Inc., también de Estados Unidos, lanzó hace poco CocoaVia, una barra de chocolate cuya fórmula contendría antioxidantes.

El Trident Splash se comenzó a comercializar en EE.UU. en octubre y está siendo lanzado en todo el mundo. El objetivo de Cadbury es crear un chicle que sea un "entretenimiento para la boca", un producto tan benévolo que los consumidores preocupados de su peso optarían por éste, en vez de una barra de chocolate o una bolsa de papas fritas.

En 2004, los productos de chocolate representaban 26% del total de ventas de Cadbury, que ese año llegaron a unos US$11.800 millones.

Cadbury fue creada a fines del siglo 18, cuando Jacob Schweppe, un científico aficionado de Suiza, perfeccionó el proceso de carbonización del agua mineral. En 1783 fundó Schweppes Company en Ginebra y poco después se mudó a Inglaterra.

Unos 50 años más tarde, John Cadbury, un comerciante de Birmingham, inventó un chocolate de mejor sabor para venderlo como bebida en su tienda. En 1969, la fusión entre ambas empresas dio origen a Cadbury Schweppes. En los años 90, la compañía se expandió más en el mercado de bebidas, con la adquisición de las marcas de gaseosa Dr. Pepper y 7 UP. Ese acuerdo convirtió a Cadbury en la tercera fabricante de refrescos en EE.UU., detrás de Coca-Cola Co. y PepsiCo Inc.

En 2002, Cadbury dio un gran salto al mercado de los chicles al comprar por US$4.200 millones una serie de marcas de dulces de la farmacéutica Pfizer Inc., incluyendo Dentyne, Bubbaloo y Trident. Aunque las ventas mundiales de chicle, actualmente en US$15.400 millones anuales, representan cerca de una cuarta parte de las de chocolate, han crecido 6% en los últimos cinco años, según una investigación de la firma Sanford C. Bernstein & Co. En el mismo lapso, las ventas de golosinas de chocolate crecieron menos de 3%.

Todd Stitzer, jefe de la división de fusiones y adquisiciones de Cadbury, lideró el acuerdo con Pfizer. En mayo del año siguiente, Stitzer, un estadounidense de 53 años, asumió como presidente ejecutivo de la compañía. Una de sus principales prioridades era generar más ingresos con las innovaciones de productos.

Con el lanzamiento de una nueva variedad de Trident, Stitzer busca reanimar un chicle que se hizo conocido en varios países con el eslogan "Cuatro de cada cinco dentistas recomiendan a Trident". Cuando empezó el proyecto para un nuevo chicle, Cadbury decidió que quería algo relacionado a Trident, su marca más vendida de chicle. Además, Trident no contiene azúcar, y ese es el segmento de más rápido crecimiento.

Los científicos de Cadbury estudiaron la reacción de un grupo bautizado como "comisión sensorial". Los miembros son seleccionados entre un grupo de 250 candidatos que pasan por una serie de pruebas en las que se miden desde la sensibilidad de su olfato al ritmo que salivan. El que encabezó el proyecto fue David Macnair, un científico alimenticio. Él cree que Trident Splash puede ser un modelo para los desarrollos futuros de la empresa. "Y pensar que alguna vez el chicle sólo fue una simple goma", dice.

Las farmacéuticas buscan inspiración en la naturaleza

PETER LANDERS
The Wall Street Journal

TOKIO

Akira Endo se demoró dos años en encontrar una substancia que redujera el colesterol, durante los cuales preparó miles de caldos de cultivo de moho. Su hallazgo, derivado de un moho parecido al que crece en las naranjas, se transformó en la primera de un tipo de medicinas que hoy genera US$25.000 millones anuales para la industria farmacéutica.

El descubrimiento en 1973 de la primera estatina contra el colesterol fue relegado a la obscuridad, junto con el nombre del doctor Endo. El biocompuesto del científico japonés tiene la misma estructura química básica de los tres fármacos más populares que se recetan para combatir el colesterol: Zocor, Pravacol y Mevacor.

"Cada vez que el punto de partida es una molécula natural, nos estamos basando en tres mil millones de años de selección natural", explica Sir James Black, quien desarrolló el primer beta-bloqueador para tratar condiciones cardíacas, además de un medicamento contra las úlceras en los años 60 y 70. Pero esta estrategia fue desestimada durante

La raíz de la cura

Algunas drogas provenientes de productos naturales:

DROGA	USO	SALIDA AL MERCADO	DE DONDE DERIVA
Aspirina	Analgésico	1899	Sauce
Penicillina	Antibiótico	1940	Hongo
Mevacor	Colesterol	1987	Hongo
Taxol	Cáncer	1993	Árbol del tejo del Pacífico
Byetta	Diabetes	2005	Saliva de Monstruo de Gila

mucho tiempo por los laboratorios, que se abocaron a la producción de químicos artificiales, desconocidos en la naturaleza. En el último tiempo, las farmacéuticas han tratado de usar la decodificación del genoma humano para descubrir las principales causas de las enfermedades y descubrir sus curas. Pero la mayoría de estos esfuerzos aún no ha rendido fruto. Algunas de las principales farmacéuticas del mundo hacen frente a un estancamiento de los ingresos y la caída de las ganancias.

Ahora, los productos naturales empiezan a ponerse de moda. Una de las grandes esperanzas de los pacientes con esclerosis múltiple es una droga de Novartis AG, actualmente sometida a pruebas clínicas. El fármaco se basa en un químico presente en un hongo llamado cicada vegetal.

Medicinas basadas en químicos que se extraen de lagartos, como el monstruo de Gila, y murciélagos están en períodos de prueba o, en algunos casos, ya han llegado al mercado.

"El péndulo está volviendo a oscilar. Lo que estuvo tan de moda en los últimos años no dio resultados", sentencia Ian Paterson, especialista de la Universidad de Cambridge en productos naturales y consultor de la industria farmacéutica.

Akira Endo ahora cuenta con 72 años. Nació en una granja al norte de Japón y recuerda cómo su abuelo le enseñó sobre los hongos que crecían en el lugar. Desde niño se sintió fascinado por las variedades venenosas que mataban a las moscas, pero no a los humanos, y se maravillaba de que una substancia natural pudiera tener un efecto tan sutil. Siendo adolescente le tocó presenciar el enorme impacto que tuvo en la vida de millones de personas el descubrimiento de dos derivados naturales, la penicilina y la estreptomicina. Alexander Fleming descubrió la penicilina

Akira Endo

cuando al volver de vacaciones se encontró con que una de las dos placas con bacterias que dejó antes de irse tenía moho mientras que en la otra las bacterias habían desaparecido. Para millones de personas, estas medicinas marcaron la diferencia entre la vida y la muerte.

Al egresar de la universidad, Endo entró a trabajar a Sankyo, una farmacéutica de Tokio. Cuenta que en sus inicios investigó cerca de 250 variedades de hongos, hasta que encontró una que producía una enzima que reducía el exceso de pulpa en los jugos de fruta.

El producto fue un éxito y en 1966 su compañía le permitió ir al Albert Einstein College, de Nueva York, a continuar su investigación sobre el colesterol. En esa época ya había drogas que lo combatían, pero producían severos efectos secundarios. Se sabía que era importante inhibir una enzima crucial en la producción de la sustancia, por lo que Endo pensó en identificar entre los hongos uno que pudiera bloquear esta enzima que el organismo necesita para producir colesterol.

Se sabía de memoria los experimentos que se hicieron con la penicilina y la estreptomicina y en la universidad había devorado la biografía de Fleming traducida al japonés. Sabía que los hongos necesitan colesterol para mantener sus células unidas. Y era probable que alguna variedad hubiera desarrollado una substancia que eliminara la enzima, para privar a las bacterias enemigas del colesterol necesario. De vuelta en Japón, persuadió a su compañía a que lo apoyara en su iniciativa. Le asignaron un químico y dos asistentes. A partir de abril de 1971, empezaron a probar la capacidad inhibidora de miles de variedades en la enzima que obtenían de hígados pulverizados de ratas.

Después de 6.000 pruebas, dieron con la que buscaban: "Era una apuesta, como ganarse la lotería", asegura. Endo dice que jamás ganó un centavo por su hallazgo. En 2004, ya jubilado, al someterse a un examen descubrió que tenía el colesterol alto, el cual redujo simplemente haciendo más ejercicio.

Capuccinos, cámara y acción: comienza un nuevo rodaje de Starbucks

STEVEN GRAY
y KATE KELLY
The Wall Street Journal

Luego de conquistar el negocio del café e incursionar en el de la música, Starbucks Corp. está fijando su mira en Hollywood.

*La cadena de cafeterías con sede en Se*attle espera anunciar hoy que ayudará a promocionar y participará en los beneficios de taquilla de Akeelah and the Bee, una nueva película que está produciendo el estudio Lions Gate. Starbucks también planea vender DVD de la película y CD de su banda sonora en sus 7.450 tiendas en EE.UU.

La asociación con Akeelah es sólo el *primer paso que da Starbucks* como parte de una estrategia más ambiciosa hacia el negocio cinematográfico. La compañía ha comenzado a estudiar guiones y se está reuniendo con varios estudios de Hollywood para lanzar proyectos cinematográficos, señalan los ejecutivos. Pronto comenzará a vender DVD de películas selectas junto con los CD que ya son tan habituales como los lattes y cappuccinos de Starbucks.

Asimismo, la compañía también tiene planes para comenzar a vender libros, ya sea mediante una alianza con una editorial o la formación de su propia empresa editorial, anunció Howard Schultz, presidente del directorio. "Starbucks no es una compañía de entretenimiento", indicó Schultz. Pero "queremos tener una estrategia de entretenimiento que apoye los cimientos de la experiencia del café que nuestros clientes han llegado a esperar y disfrutar".

Estos proyectos dejan en evidencia las crecientes ambiciones de Starbucks en el mundo del entretenimiento y su intención de diferenciarse constantemente de sus rivales. A medida que abre más tiendas "drive-through" e introduce sándwiches calientes, Starbucks se sitúa en competencia más directa con McDonald's Corp. y Dunkin' Donuts, de Dunkin' Brands Inc. Al mismo tiempo, al ampliar su alcance hacia la música, las películas y los libros, la compañía se está posicionando para rivalizar con las grandes cadenas de librerías de EE.UU., algunas de las cuales incluyen los cafés Best Coffee, propiedad de Starbucks.

La estrategia de Hollywood acarrea riesgos. En el volátil sector cinematográfico, cada proyecto constituye con frecuencia una empresa costosa de resultados inciertos. Otras empresas ya se han aventurado en el negocio de producción de películas, con resultados variados.

El empresario británico Richard Branson produjo una serie de películas en los años 80 bajo la etiqueta "Virgin Films", incluyendo la adaptación de 1984 de George Orwell. Pero tras llegar a la conclusión de que el negocio de películas conllevaba demasiados riesgos y que su aerolínea, Virgin Atlantic, era una apuesta mejor, Branson archivó en su mayor parte la empresa de producción de películas. Ahora ha invertido en una compañía de libros de cómic india que espera que produzca sus historias más rentables para el celuloide.

Starbucks está en conversaciones con Lions Gate y otras compañías de cine sobre la posibilidad de participar en el negocio desde principio a fin. Ello refleja la intención de Schultz de hacer que Starbucks sea algo más que solamente una cadena de cafeterías.

Pero la compañía asegura que la incursión cinematográfica tiene sus límites. Los clientes de Starbucks, por ejemplo, no verán pósters de los protagonistas de las películas en las cafeterías, señala una vocera de la compañía: "No correspondería a nuestra imagen", afirma.